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Exhibit 99.3

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ANNUAL FINANCIAL REPORT **2007**

TALISMAN ENERGY

Talisman Energy Inc. is an oil and gas exploration and production company with headquarters in Calgary, Alberta, Canada.

Established as an independent company in 1992, Talisman has grown production from 50,000 boe/d in 1992 to 452,000 boe/d in 2007. The Company's three core areas are North America, the North Sea and Southeast Asia. Talisman has a goal of 5-10% annual production growth, which it expects to achieve from existing and planned projects through the medium term.

Longer term, the Company believes the diversity of its asset base will provide significant growth opportunities. In North America, Talisman is a leading deep gas explorer and has significant unconventional natural gas potential. In the North Sea, the Company operates more than 40 oilfields and has extensive exploration acreage in Norway. In Southeast Asia, Talisman has substantial long-life natural gas reserves and highly prospective exploration acreage.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Talisman is listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end, the Company's enterprise value (market value of common shares plus book value of debt) was over $20 billion, with 1,019 million shares outstanding.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Financial Report. Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. For ease of reference, the terms 'Talisman' and 'Company' are used in this Annual Financial Report to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless indicated otherwise. References to production, reserves, acreage and drilling are gross (before royalty) numbers, unless otherwise indicated.

Talisman encourages its stakeholders to read the Company's 2007 Annual Report Summary, as well as its 2007 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at www.talisman-energy.com.

Talisman Energy 2007 Annual Financial Report 1

Management's Discussion and Analysis

March 7, 2008

Highlights

(millions of C$, unless otherwise stated)	2007	2006[1]	2005[1]

Net income	2,078	2,005	1,561

Net income from continuing operations	1,046	1,370	1,220

Net income from discontinued operations	1,032	635	341

Dividends	180	163	125

Per share[2] ($)

Net income	2.01	1.84	1.41

Net income from continuing operations	1.01	1.25	1.11

Net income from discontinued operations	1.00	0.59	0.30

Dividends	0.18	0.15	0.11

Production (mboe/d)	452	485	470

Production from continuing operations (mboe/d)	424	431	408

Average sales price ($/boe)	59.57	57.45	56.67

Gross sales[2]	9,265	8,991	8,418

Operating costs ($/boe)	12.14	9.98	8.41

DD&A, exploration and dry hole expense[2]	3,318	2,540	2,111

Cash provided by operating activities	4,070	4,374	4,871

Cash provided by continuing operating activities	3,968	3,871	4,175

Exploration and development spending[2]	4,389	4,446	3,040

Total assets	21,443	21,481	18,354

Total long-term debt	4,862	4,560	4,263

Cash and cash equivalents, net of bank indebtedness	521	64	130

Total long-term liabilities	11,151	10,992	9,321

Proved reserves additions (before acquisitions and dispositions) (mmboe)	167	202	203

Reserves replacement ratio (before acquisitions and dispositions)[3]	102%	116%	120%

Proved reserves (mmboe)	1,660	1,667	1,639

Proved reserves replacement ratio[3]	96%	116%	189%

1
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.
2
From continuing operations.
3
See the MD&A section entitled Reserves Replacement for method of calculation.

This Management's Discussion and Analysis (MD&A) dated March 7, 2008 should be read in conjunction with the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between Canadian GAAP and those generally accepted in the United States (US GAAP) is contained in note 21 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interests and net profits interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2007 and December 31, 2006, unless stated otherwise.

Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. Talisman Energy Inc.'s financial statements are prepared on a consolidated basis. For ease of reference, throughout this MD&A, the terms "Talisman" and "the Company" are used to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

2 Talisman Energy 2007 Annual Financial Report

Talisman's Performance Highlights in 2007

  •
  Production averaged 452 mboe/d, 7% lower than 2006, mainly the result of non-core asset dispositions. Production from continuing operations was 424 mboe/d, 2% lower than in 2006.

  •
  Total net income of $2.1 billion ($2.01 per share), 4% higher than 2006, due to gains on asset sales, increased oil prices, hedging gains and decreased taxes, partially offset by the impact of the stronger C$ in relation to its US counterpart, decreased prices for natural gas in North America and increases in operating expenses, dry hole costs and DD&A. Net income from continuing operations decreased 24% to $1.0 billion.

  •
  The Company repurchased approximately 46 million shares at a cost of $951 million.

  •
  Talisman spent $4.4 billion of exploration and development activities and sold non-core properties for total consideration of $1.7 billion.

  •
  In December, the Company completed the acquisition of a 3.06% participating interest in the Tangguh LNG project located in Indonesia for a total cost of $280 million.

  •
  Long-term debt increased from $4.6 billion in 2006 to $4.9 billion. Long-term debt, net of cash, decreased by $0.2 billion as a result of proceeds on asset dispositions included in cash on December 31, 2007.

2007 Variances

Net Income

(millions of C$)

2006 net income	2,005

Favourable (unfavourable)

Oil and liquids gross sales	326

Natural gas gross sales	(57)

Hedging gain	38

Royalties	(76)

Operating expense	(345)

Interest on long-term debt	(39)

Current taxes (including petroleum revenue tax (PRT))	(18)

Depreciation, depletion and amortization (DD&A) expense	(390)

Dry hole expense	(388)

Future taxes (including PRT)	605

Discontinued operations	397

Other	20

Total variances	73

2007 net income	2,078

The significant variances from 2006 as summarized in the net income variance table are:

  •
  higher oil revenue reflecting increased prices, which more than offset the impact of the strengthening C$ and lower production;

  •
  lower natural gas revenue as a result of lower natural gas prices;

  •
  increased income from discontinued operations as a result of after tax gains on sale of assets of $884 million;

  •
  higher operating expense as a result of a general upward trend in costs, particularly in the North Sea, as well as increased charges for processing and maintenance in North America;

  •
  lower future taxes, primarily the result of a one-time charge in 2006 related to a tax rate increase in the UK; and

  •
  higher DD&A expense largely due to an increase in the depletable cost base in the UK, Scandinavia and Southeast Asia.

Talisman Energy 2007 Annual Financial Report 3

Continuing Operations Results Review

Segmented Results Summary

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids (NGL). Note 20 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2007 were conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. The Scandinavia segment includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international exploration areas.

In accordance with Canadian GAAP, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Prior period results are restated to show both continuing and discontinued operations for comparative purposes. See the Discontinued Operations Section later in this MD&A and note 3 to the Consolidated Financial Statements.

Gross sales from oil, liquids and natural gas sales in 2007 were $9.3 billion, an increase of 3% from 2006. Oil and liquids revenue increased $326 million as a result of increased prices, partially offset by decreased volumes, while natural gas sales declined $57 million mainly due to lower prices. Hedging gains in 2007 increased by $38 million to $104 million principally due to oil positions entered into late in 2006.

During 2007, the North America operations contributed $530 million, or 21%, of the Company's pre-tax segmented income from continuing operations of $2.5 billion, down 44% from $953 million (28% of $3.4 billion) in 2006. Gross sales in North America decreased 2% to $3.0 billion due principally to lower production and natural gas prices offset by increased oil prices.

In the UK, pre-tax segmented income was $965 million, down 20% from $1.2 billion in 2006, and accounted for 38% of the Company's pre-tax segmented income from continuing operations during 2007. UK gross sales increased 11% to $2.7 billion due primarily to an increase in production from continuing operations and higher prices.

In Scandinavia, pre-tax segmented income decreased 55% to $144 million (down from $322 million in 2006) and accounted for 6% of the Company's pre-tax segmented income from continuing operations during 2007. Scandinavia gross sales increased 1% to $903 million.

Southeast Asia pre-tax segmented income decreased 16% to $715 million (down from $853 million in 2006) and contributed 29% to the Company's pre-tax segmented income from continuing operations in 2007. Gross sales of $2.1 billion were 1% lower than 2006 as decreases in production more than offset the impact of higher prices.

The Other reporting segment contributed 6% ($154 million, up 126% from 2006) to the Company's pre-tax segmented income from continuing operations in 2007. Gross sales increased 14% over 2006 to $614 million as higher commodity prices more than offset decreased production.

4 Talisman Energy 2007 Annual Financial Report

Daily Average Production Volumes

	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
Oil and liquids (mbbls/d)

North America	39.7	(5)	41.8	(1)	42.2

UK1	93.4	4	89.7	(2)	91.4

Scandinavia[1]	30.6	(6)	32.5	26	25.7

Southeast Asia[1]	44.2	(14)	51.6	45	35.5

Other[1]	20.7	(4)	21.6	(15)	25.5

	228.6	(4)	237.2	8	220.3

Natural gas (mmcf/d)

North America	833	1	825	3	802

UK	36	6	34	6	32

Scandinavia	14	–	14	56	9

Southeast Asia	287	(2)	292	3	284

	1,170	–	1,165	3	1,127

Continuing operations (mboe/d)	423.7	(2)	431.4	6	408.1

Discontinued operations

North America

Oil and liquids (mbbls/d)	3.6		11.5		14.1

Natural gas (mmcf/d)	43		85		113

UK

Oil and liquids (mbbls/d)	8.5		13.0		15.6

Natural gas (mmcf/d)[2]	52		92		79

Discontinued operations (mboe/d)	27.9		54.0		61.7

Total mboe/d (6 mcf = 1 boe)	452	(7)	485	3	470

1
Includes oil volumes produced into (sold out of) inventory for the year ended December 31, 2007 of 330 bbls/d, (684) bbls/d, (721) bbls/d and (651) bbls/d in the UK, Scandinavia, Southeast Asia, and Other, respectively, and for the year ended December 31, 2006 of 1,896 bbls/d, 500 bbls/d, 825 bbls/d and 936 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively.
2
Includes gas acquired for injection and subsequent resale of 19 mmcf/d, 18 mmcf/d and 15 mmcf/d in 2007, 2006 and 2005, respectively.

Production

In 2007, total production from continuing and discontinued operations averaged 452 mboe/d, a 7% decrease from last year's average of 485 mboe/d. Total production in 2005 was 470 mboe/d.

Production from discontinued operations includes both production from sales completed in the year, until the date of closing, and production from asset sales expected to close subsequent to 2007. Of the 28 mboe/d of production recorded as discontinued operations in 2007, 26 mboe/d represents production from asset sales that closed in the year, while 2 mboe/d represents production from asset sales expected to close in 2008.

Natural gas production from continuing operations in North America averaged 834 mmcf/d, with increases in several core areas, reflecting Talisman's successful 2007 drilling program. New wells on production contributed to increases in Alberta Foothills, Bigstone and Edson. Partially offsetting these increases were natural declines and extended turnarounds. North America oil and liquids average production from continuing operations was 39,700 bbls/d during the year, down 5% from 2006, mainly due to natural decline rates and an extended turnaround.

Oil and liquids production from continuing operations in the UK averaged 93,400 bbls/d, a 4% increase from 2006 as production increases from development drilling and new projects, including Tweedsmuir, Enoch, Blane, Duart and Wood, more than offset the impact of extended turnarounds, a shut in at Galley for the ongoing field redevelopment and natural declines.

Oil and liquids production in Scandinavia averaged 30,600 bbls/d, a 6% decrease from 2006, mainly due to natural declines and a temporary shut in of a high volume production well at Gyda. This was partially offset by successful infill drilling at Brage and Gyda, a new field startup at Blane and the unitization of the cross-licence Tambar field.

Southeast Asia produced 44,200 bbls/d of oil and liquids, a 14% decrease from 2006. Oil and liquids production decreased by 17% in Malaysia, mainly due to natural declines. Production in Indonesia increased by 4% to about 11,300 bbls/d, mainly due to increased NGL production associated with the Suban field in Corridor.

Natural gas production in Southeast Asia averaged 287 mmcf/d, a decrease of 5 mmcf/d from 2006. In Malaysia/Vietnam, natural gas production from PM-3 Commercial Arrangement Area (CAA) was 59 mmcf/d in 2007, down 32% from the previous year due to extended maintenance shutdowns and natural declines. Natural gas sales in Indonesia increased by 11% to 228 mmcf/d, due to higher demand for Corridor gas and the commissioning of the West Java pipeline.

Oil and liquids production from Other areas averaged 20,700 bbls/d, down 4% from last year. In Algeria, production averaged 13,200 bbls/d, up from 12,400 bbls/d, due to the failure of the gas reinjection compressor motor at the MLN facilities in 2006 which shut down production from May 1 through August 12. This was offset partially by a planned shutdown in 2007. Production from Tunisia averaged 1,100 bbls/d during the year. Trinidad and Tobago production averaged 6,400 bbls/d in 2007, down from 8,400 bbls/d in 2006 due to natural declines.

Talisman Energy 2007 Annual Financial Report 5

Commodity Prices1

	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
Oil and liquids ($/bbl)

North America	59.53	5	56.73	8	52.62

UK	76.47	6	72.11	13	64.07

Scandinavia	78.16	6	73.79	9	67.72

Southeast Asia	82.03	10	74.62	8	68.79

Other	80.37	12	71.65	10	65.40

	75.00	7	69.82	11	62.78

Natural gas ($/mcf)

North America	6.90	(3)	7.12	(21)	9.05

UK	7.19	(15)	8.50	16	7.30

Scandinavia	4.78	(3)	4.92	14	4.30

Southeast Asia	7.33	5	6.95	9	6.40

	6.99	(3)	7.20	(13)	8.30

Company $/boe	59.57	4	57.45	1	56.67

Hedging gain (loss) excluded from the above prices

Oil and liquids ($/bbl)	0.24		(0.21)		(0.85)

Natural gas ($/mcf)	0.18		0.17		–

Total $/boe	0.63		0.37		(0.46)

Benchmark prices

WTI (US$/bbl)	72.31	9	66.25	17	56.70

Dated Brent (US$/bbl)	67.13	3	65.15	19	54.52

Tapis (US$/bbl)	73.04	4	69.97	21	57.79

NYMEX (US$/mmbtu)	6.92	(5)	7.26	(15)	8.55

AECO ($/GJ)	6.20	(6)	6.62	(18)	8.04

US$/C$ exchange rate	0.93	6	0.88	6	0.83

C$/UK£ exchange rate	2.15	3	2.09	(5)	2.21

1
Prices exclude gains or losses related to hedging activities and do not include synthetic oil.

World oil prices were volatile during 2007, reaching record highs in the latter part of the year, with WTI averaging US$72.31/bbl, up 9% over the 2006 average of US$66.25/bbl. North American natural gas prices decreased from 2006 with the NYMEX and AECO benchmark prices down 5% and 6%, respectively.

More than 90% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues to C$ for reporting purposes. The 6% strengthening of the C$ against the US$ reduced Talisman's reported oil and liquids price by $4.26/bbl to $75.00/bbl, a 7% increase over 2006.

Talisman's average natural gas price in North America decreased 3% to $6.90/mcf. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $4.66/mcf in 2007. The majority of Corridor gas production (approximately 74% of the Company's 2007 gas sales in Southeast Asia) is exchanged for Duri crude oil on an energy equivalence basis with payment in US$ and averaged $8.03/mcf.

The Company's average sales prices are before a net hedging gain on oil of $21 million, or $0.24/bbl, and net hedging gains on natural gas of $83 million, or $0.18/mcf (combined gain of $104 million or $0.63/boe). The physical and financial commodity price contracts outstanding at the balance sheet date are disclosed in notes 12 and 13 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) to the Consolidated Financial Statements.

Royalties

	2007		2006		2005
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	18	544	18	551	20	690

UK	–	4	–	5	–	10

Scandinavia	–	4	–	4	–	–

Southeast Asia	40	843	38	797	36	553

Other	33	203	31	165	29	170

Corporate average	17	1,598	17	1,522	17	1,423

6 Talisman Energy 2007 Annual Financial Report

The consolidated royalty expense in 2007 was $1,598 million, an increase of $76 million (5%) from $1,522 million in 2006 as a result of higher world oil prices and rate increases for oil in Southeast Asia, partially offset by reduced North America natural gas prices. The Company's royalty rate was unchanged from 2006 at 17%. Due to a strong correlation between royalty rates and commodity prices, rates in 2008 may increase as a result of recent increases in world oil prices.

Alberta Royalty Review

On October 25, 2007, the Alberta government proposed a new royalty framework that is expected to become effective in January 2009. The detailed regulations required to implement the new royalty framework are still under consideration by the Alberta government and have not been released in final form. Talisman's royalties for 2007 listed above are based on the existing royalty regime. Talisman expects an increase in royalties paid to the Alberta government in 2009, but does not expect the increase to be material.

Unit Operating Expenses

($/boe)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	7.79	12	6.95	18	5.87

UK	22.87	33	17.19	14	15.02

Scandinavia	23.64	13	20.89	17	17.93

Southeast Asia	4.96	11	4.47	52	2.94

Other	5.02	1	4.98	28	3.89

	12.14	22	9.98	19	8.41

Total Operating Expenses

(millions of C$)	2007	2006	2005

North America	513	455	383

UK	800	564	555

Scandinavia	289	259	180

Southeast Asia	169	161	87

Other	39	36	35

	1,810	1,475	1,240

Pipeline	85	75	21

Total	1,895	1,550	1,261

Total operating expenses for the Company during 2007 were $1.9 billion, an increase of 22% from 2006. On a per unit basis, operating costs increased by 22% to $12.14/boe from 2006.

North America operating costs were higher during 2007 primarily due to increases in third party processing fees, chemical and lease road maintenance costs, and higher municipal and property taxes.

In 2007, UK operating expenses increased by $236 million, or 42% over 2006. The Auk/Fulmar assets acquired in the fourth quarter of 2006 contributed approximately $120 million and added $2.08/boe to UK unit costs. Additionally, a 3% weakening of the C$ against the UK£ and increased fuel gas and maintenance costs caused operating expenses to increase over the prior year.

In Scandinavia, operating expenses increased by $30 million, or 12% over 2006, as a result of increased costs at Veslefrikk for field life extension work as well as StatoilHydro merger costs allocated to Talisman's non-operated interests in Brage and Veslefrikk.

In Southeast Asia, operating costs increased by $8 million due to higher expenditures related to maintenance, health, safety and environment (HSE) and well intervention work at PM-3 CAA.

Other operating expenses increased 8% to $39 million. On a per unit basis, operating costs also increased, reflecting the impact of increased costs and slightly lower production due to natural declines in Trinidad and Tobago.

Talisman Energy 2007 Annual Financial Report 7

Unit Depreciation, Depletion and Amortization Expense

($/boe)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	16.16	11	14.51	14	12.71

UK	16.95	31	12.89	12	11.50

Scandinavia	27.80	40	19.84	19	16.64

Southeast Asia	7.33	19	6.18	28	4.82

Other	7.81	(15)	9.14	(2)	9.37

	14.93	21	12.34	14	10.87

Total Depreciation, Depletion and Amortization Expense

(millions of C$)	2007	2006	2005

North America	1,053	946	815

UK	613	439	396

Scandinavia	341	248	157

Southeast Asia	248	224	144

Other	61	69	83

	2,316	1,926	1,595

The Company's 2007 DD&A expense increased $390 million, or 20%, to $2.3 billion, with a per unit rate of $14.93/boe ($12.34/boe in 2006) due principally to recently acquired assets and higher levels of capital spending.

DD&A rates in North America increased to $16.16/boe, primarily due to higher drilling and development costs, increased capital expenditures on Midstream Operations as well as increased land amortization costs. In North America, total DD&A expense increased by 11% to $1,053 million.

In the UK, total DD&A expense increased by 40% to $613 million due to increased costs and an increase in production from continuing operations of 4% as a result of acquisitions and new fields coming onstream in 2007.

In Scandinavia, total DD&A expense increased by $93 million to $341 million, as DD&A rates increased 40% to $27.80/boe, reflecting increased costs and a movement of non-depleted acquisition costs into the depletable cost base. These increases were partially offset by a 6% decrease in production.

Total DD&A expense for Southeast Asia increased 11% to $248 million as a result of an increase in the depletable cost base that increased the unit rate by 19%, partially offset by an 8% decrease in total production.

Total Other DD&A expense decreased by 12% to $61 million, primarily as a result of a decrease in production.

For additional information relating to DD&A, refer to the MD&A section entitled Application of Critical Accounting Policies and the Use of Estimates and to notes 7 and 8 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2007	2006	2005

North America	376	135	122

UK	109	26	38

Scandinavia	83	11	15

Southeast Asia	48	15	11

Other	68	109	55

	684	296	241

During 2007, the Company incurred dry hole expense of $684 million, $388 million higher than in 2006. Write-offs in North America included approximately $136 million related to exploration drilling activities in Alaska. In the UK, four wells were expensed for a total of $109 million. The Company also wrote off six wells in Scandinavia, three wells in Southeast Asia and nine wells in the rest of the world.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At year-end, $812 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2006 – $769 million; 2005 – $450 million). The majority of the related wells were drilled in 2007. See note 7 to the Consolidated Financial Statements for further details.

8 Talisman Energy 2007 Annual Financial Report

Exploration Expense

(millions of C$)	2007	2006	2005

North America	148	168	143

UK	40	25	29

Scandinavia	34	30	24

Southeast Asia	22	22	40

Other	74	73	39

	318	318	275

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

Corporate and Other

(millions of C$)	2007	2006	2005

General and administrative (G&A) expense	223	233	201

Interest on long-term debt	205	166	163

Capitalized interest	83	72	19

Stock-based compensation	(15)	51	633

Loss on held-for-trading financial instruments	25	–	–

Other revenue	148	111	110

Other expense	41	(29)	39

The sum of interest on long-term debt and capitalized interest was $288 million during 2007, an increase from $238 million in 2006, mainly as a result of higher debt levels in 2007. Capitalized interest is associated with the Tweedsmuir, Wood and Blane development projects, which came on production in the year, as well as the ongoing Rev, Yme and Northern Fields development projects. Upon commencement of production, interest is no longer capitalized.

The loss on held-for-trading financial instruments includes $40 million of realized gains, offset by a $65 million decline in the fair value of outstanding commodity price derivatives that are not designated as hedges. See notes 2 and 12 to the Consolidated Financial Statements.

Other revenue includes pipeline and custom treating tariffs of $115 million for 2007, compared to $95 million for 2006 and $86 million for 2005.

Stock-Based Compensation

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. Since the introduction of the cash feature, approximately 96% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares. Such cash payments made by the Company to stock option holders are effectively equal to the stock option expense that has been accrued and thus are deductible by the Company for income tax purposes, making these plans more cost-effective.

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units at December 31, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2007, $15 million was recovered. The Company paid cash of $168 million ($159 million in 2006) to employees in settlement of fully accrued option liabilities for options exercised. Over the course of the year, the average exercise price of all outstanding options increased from $10.79 per share to $13.21 per share, with a total of 63.6 million options outstanding at December 31, 2007. The average exercise price of all outstanding cash units increased from $12.68 to $15.14, with a total of 10.0 million cash units outstanding at December 31, 2007. See note 11 to the Consolidated Financial Statements.

Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

Income Taxes

The Company's effective income tax rate for 2007, after deducting PRT, was 41%, compared to 48% in 2006 and 46% in 2005. A number of events in the past three years have affected the Company's effective tax rates, including tax rate increases in the UK and tax rate reductions in Canada.

Talisman Energy 2007 Annual Financial Report 9

Effective Income Tax Rate

(millions of C$)	2007	2006	2005

Income from continuing operations before tax	2,017	2,928	2,435

Less PRT

Current	262	256	147

Future	(6)	34	37

	256	290	184

	1,761	2,638	2,251

Income tax expense/(recovery)

Current	782	770	960

Future	(67)	498	71

	715	1,268	1,031

Effective income tax rate (%)	41	48	46

In 2007, future tax expense decreased $565 million, principally due to a one-time $325 million charge in 2006 related to the income tax rate increase on petroleum profits from 40% to 50% in the UK. In 2006 and 2007, the Company recognized recoveries of future taxes of $178 million and $188 million respectively, principally related to Canadian federal and provincial tax rate reductions.

A normalized effective tax rate after removing the impact of the UK and Canadian tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated debt of $100 million (2006 – $27 million recovery; 2005 – $50 million) would have been 46% in 2007, 44% in 2006 and 44% in 2005. The increase in the 2007 normalized effective tax rate results, in part, from an increased proportion of taxable income in high tax rate jurisdictions. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains related to inter-company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. See note 16 to the Consolidated Financial Statements for additional information on the Company's income taxes.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of decreased volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where $58 million ($66 million in 2006) and $26 million ($16 million in 2006), respectively, were recorded during 2007.

Discontinued Operations

During 2007, Talisman realized after tax gains of $581 million (North America assets) and $303 million (UK assets) that were included in net income from discontinued operations, resulting from:

  •
  the sale of the Company's 1.25% indirect interest in Syncrude closed on January 2, 2007 for proceeds of $472 million, resulting in an after tax gain of $277 million;

  •
  completion of sales of additional non-core assets in Western Canada for proceeds of $746 million, resulting in after-tax gains of $304 million;

  •
  in December 2006, Talisman entered into an agreement to sell its non-operated interests in the Brae area in the UK North Sea with an effective date of January 1, 2007. The sale closed on December 31, 2007 for net proceeds of $510 million (including a $55 million deposit received in the fourth quarter of 2006), which, after closing adjustments and interim revenues, resulted in an after tax gain of $335 million, and;

  •
  during the fourth quarter of 2007, Talisman entered into an agreement to sell its Beatrice assets in the UK for approximately UK£10 million. The sale is expected to close in the first half of 2008, with an effective date of January 1, 2008. An impairment write down related to these assets of $32 million was recognized in the fourth quarter and has been included in the gain on disposition of assets from discontinued operations.

Details on results of discontinued operations and related production are presented in the tables below.

Results of Discontinued Operations

	For the 12 months ended December 31
	North America			UK			Total
(millions of C$)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Income from discontinued operations, net of tax	63	121	162	85	158	179	148	279	341

Net gain on disposition of assets, net of tax	581	147	–	303	209	–	884	356	–

Net Income from discontinued operations	644	268	162	388	367	179	1,032	635	341

10 Talisman Energy 2007 Annual Financial Report

Daily Average Production Volumes of Discontinued Operations

mboe/d (millions of C$)	2007	2006	2005

North America	11	26	33

UK	17	28	29

Discontinued operations	28	54	62

Capital Expenditures1,2

(millions of C$)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	1,820	(23)	2,356	53	1,536

UK	1,236	5	1,178	35	870

Scandinavia	613	85	332	129	145

Southeast Asia	512	55	331	9	305

Other[3]	208	(16)	249	35	184

Corporate, IS and Administrative	41	14	36	29	28

	4,430	(1)	4,482	46	3,068

Acquisitions	317	55	204	(19)	252

Dispositions	(45)	(62)	(119)	441	(22)

Discontinued operations

Proceeds on disposition	(1,432)	90	(753)	–	–

Capital expenditures[4]	60	(55)	133	(69)	423

Net capital expenditures	3,330	(16)	3,947	6	3,721

1
Excludes corporate acquisitions.
2
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.
3
Other includes Algeria, Tunisia, Trinidad and Tobago, Colombia, Peru, and Qatar.
4
2005 amount includes acquisitions that were subsequently disposed of.

The Company spent $2.8 billion on development and $1.6 billion on exploration, primarily to pursue additional deep gas prospects in North America and progress development opportunities in the UK and Scandinavia sectors of the North Sea and in Southeast Asia.

During 2007, natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $1.8 billion of capital expenditures in North America, $0.8 billion related to exploration activities and development accounted for $1.0 billion. In North America, the Company participated in the drilling of 302 development wells and 121 exploration wells. Exploration and development expenditures were concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions.

Total capital expenditures in the UK were $1.2 billion, including $0.2 billion for exploration and $1.0 billion for development. Major areas of activity included development projects at the Tweedsmuir, Blane, Enoch, Wood, Duart and Affleck fields as well as drilling and completion activity. A total of 19 development wells were drilled in 2007, as well as eight exploration wells.

In Scandinavia, total expenditures were $613 million comprised of $148 million on exploration and $465 million on development. In addition to project development costs at Rev, Blane and Yme of approximately $295 million, eight development wells were drilled during 2007, as well as six exploration wells.

Malaysia/Vietnam accounted for $477 million of the $512 million of total capital expenditures in Southeast Asia, with the ongoing development of the Northern Fields in PM-3 CAA. Talisman participated in 11 development wells and five exploration wells in Malaysia/Vietnam during 2007. A total of $32 million was spent in Indonesia, primarily on the completion of the Phase 2 expansion of Suban to supply natural gas to West Java. A total of 26 successful development wells were drilled in Indonesia.

Capital expenditures in Other included $38 million in North Africa, with Talisman participating in six exploration and development wells in Algeria and six wells in Tunisia. In Trinidad and Tobago, a total of $98 million was spent, primarily on Block 2c development drilling and Eastern Block onshore exploration activity. A total of three development wells and five exploration wells were drilled in Trinidad and Tobago. During 2007, the Company spent $72 million in the rest of the world, including $22 million in Peru on exploration activities.

Information related to details and funding of the planned 2008 capital expenditures program is included in the Outlook for 2008 section of this MD&A.

Reserves Replacement

Talisman drilled 529 wells in 2007 and added 157 mmboe of proved reserves, replacing 96% of conventional production from all sources and 102% before acquisitions and dispositions. Drilling related reserve additions and revisions to previous estimates totaled 167 mmboe. Talisman also disposed of a net 10 mmboe of proved reserves. Talisman's net proved reserves decreased by 1% to 1,348 mmboe.

Talisman Energy 2007 Annual Financial Report 11

Proved oil and liquids reserves decreased 2% to 749 mmbbls due to non-core asset sales. Talisman added a total of 71 mmbbls from all sources, including 44 mmbbls in the UK, 17 mmbbls in Scandinavia, 7 mmbbls in Southeast Asia, 1 mmbbls in Other and 2 mmbbls in North America. The UK (52%) and North America (20%) account for the majority of Talisman's year-end oil and liquids reserves. These are predominantly high quality crude oil and NGLs. Talisman has virtually no conventional heavy oil reserves.

Talisman's proved natural gas reserves increased by 1% in 2007, totaling 5.5 tcf at year-end. Talisman's North American natural gas reserves were 2.7 tcf at year-end, down 4% from the previous year. In North America, the Company added 357 bcf through discoveries, additions and extensions (112% of production) and disposed of 155 bcf of non-core assets.

Talisman's proved international natural gas reserves at year-end were 2.8 tcf up 7% from the previous year and accounted for 51% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide proved natural gas reserves. In Southeast Asia, proved reserves increased by 119 bcf due to discoveries, additions and extensions, and by 247 bcf due to acquisitions offset by dispositions of non-core assets with reserves of 57 bcf.

Over the past three years, Talisman has added 573 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 107 mmboe of proved reserves, net of dispositions. Approximately 96% of Talisman's proved reserves have been independently audited over the past four years.

The reserves replacement ratio of 102% (before acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2007 by the Company's 2007 conventional production. The reserves replacement ratio of 96% (after acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2007 by the Company's 2007 conventional production.

	Oil and natural gas liquids	Natural gas	boe

	(mmbbls)	(bcf)	(mm)
December 31, 2006	766.5	5,402.9	1,667.0

Discoveries, extensions and additions	29.3	475.7	108.5

Net acquisitions	(16.9)	40.5	(10.1)

Revisions	58.2	0.2	58.1

Production	(87.8)	(455.1)	(163.7)

Total proved, December 31, 2007	749.3	5,464.2	1,659.8

Total probable, December 31, 2007	513.0	2,751.5	971.8

The Company's management uses reserves replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2007 was $4.9 billion ($4.3 billion, net of cash), up from $4.6 billion ($4.5 billion, net of cash) at December 31, 2006. Proceeds of $455 million on closing of the Brae disposition were received on December 31, 2007 and were included in cash at year-end. These proceeds were used early in 2008 to reduce long-term debt. During 2007, the Company generated $4.1 billion of cash provided by operating activities, spent $4.4 billion on exploration and development and received divestiture proceeds net of acquisitions of $1.2 billion. Cash consideration for acquisitions totaled $263 million and included the purchase of 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG project located in Indonesia for cash consideration of $213 million, which closed on December 31. In addition, the Company repurchased approximately 46 million common shares for $951 million and paid dividends of $180 million. At year-end, the Company had $1.8 billion drawn against its available $2.7 billion bank lines of credit. The translation effect of the strengthening C$ has reduced long-term debt by approximately $570 million, as the majority of the Company's debt is denominated in foreign currencies.

In December 2005, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System, and simultaneously filed a medium-term note shelf prospectus in Canada. The shelf prospectuses expired in January 2008. The Company has received Board approval for the filing of new debt shelf prospectuses, which is expected to occur in the second quarter of 2008.

In March 2007, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the NCIB was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. The NCIB expires in March 2008 and the Company has received Board of Directors' approval to renew the NCIB for another year. For the renewal NCIB, the Board has authorized the repurchase of up to 5% of the common shares outstanding. The Company repurchased 45,994,100 common shares under its NCIB during 2007 for a total of

12 Talisman Energy 2007 Annual Financial Report

$951 million ($20.66/share), of which 30,480,700 shares repurchased were under the current NCIB, leaving a maximum of 74,251,744 shares available for repurchase prior to the expiry of the NCIB in March 2008.

At December 31, 2007, the Company had current assets of $1.9 billion and current liabilities of $2.3 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, but management does not anticipate a substantial change during 2008.

Two common share dividends were paid in 2007 for a total of $180 million (an aggregate of $0.175/share). The Company's dividend is determined semi-annually by the Board of Directors. At year-end, there were 1,019 million common shares outstanding, down from 1,064 million at December 31, 2006. As at March 6, 2008, there were 1,019 million common shares outstanding, as well as 63 million stock options outstanding.

At the end of 2007, Talisman's ratio of debt-to-cash provided by operating activities was 1.19:1 and its ratio of debt-to-debt plus equity was 38%.

Talisman's investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service, Moody's Investors Services, Inc. and Standard & Poor's (S&P) are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a rating of BBB+ (with a negative outlook) to Talisman.

For additional information regarding the Company's liquidity and capital resources, refer to note 9 to the Consolidated Financial Statements.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 9 and 13 to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

The following table includes the Company's gross long-term debt, stock options and cash units and other expected future payment commitments as at December 31, 2007 and estimated timing of such payments.

			Payments due by period[1,2] ($ millions)
Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	4-5 years	6-10 years	11-15 years	After 15 years

Gross long-term debt	Yes – Liability	4,897	109	194	2,162	861	–	1,571

Abandonment obligations[3]	Yes – Partially accrued as liability	4,527	45	103	89	285	556	3,449

Office leases	No	237	33	65	64	74	1	–

Ocean-going vessel leases	Yes – Partially accrued as liability	523	150	226	99	48	–	–

Transportation and processing commitments	No	1,072	152	272	247	280	106	15

Minimum work commitments[4]	No	460	301	159	–	–	–	–

Other service contracts	No	3,242	861	2,054	282	45	–	–

Stock options and cash units[5]	Yes – Partially accrued as liability	405	396	9	–	–	–	–

Total		15,363	2,047	3,082	2,943	1,593	663	5,035

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2
Payments denominated in foreign currencies have been translated at the December 31, 2007 exchange rate.
3
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.
4
Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.
5
The liability for stock options and cash units recognized on the balance sheet is based on the Company's year-end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

Derivative Financial Instruments and Commodity Sales Contracts

The Company is exposed to fluctuations in foreign exchange rates, interest rates and commodity prices as described in the Risk Factors section of this MD&A. The Company manages its exposure to these risks in part through the use of derivative financial instruments and commodity sales contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. From time to time, on certain development projects or asset acquisitions, the Company may mitigate its exposure to financial risks related to commodity price fluctuations, through the use of various financial instruments and physical contracts. The Board

Talisman Energy 2007 Annual Financial Report 13

of Directors has authorized the Company to enter into commodity derivative agreements, which in aggregate do not exceed 40% of total estimated production.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(k) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2007, including their respective fair values, are detailed in notes 12 and 13 to the Consolidated Financial Statements.

Effective January 1, 2007, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards related to Comprehensive Income (section 1530), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). These new standards require that all financial instruments be recorded at fair value on the balance sheet. The fair value of derivative contracts on the balance sheet at December 31, 2007 is presented as a current asset of $1 million, a long-term asset of $40 million, a current liability of $33 million and a long-term obligation of $52 million.

Commodity Price Derivative Financial Instruments

During 2007, the Company had commodity price derivative financial instruments covering approximately 15,700 bbls/d or 7% of the Company's 2007 worldwide oil and liquids production and 115 mmcf/d of North American natural gas production, representing 10% of the Company's worldwide gas production.

At December 31, 2007, the Company had outstanding commodity price derivative contracts that covered approximately 1,600 bbls/d of the Company's anticipated 2008 UK oil and liquids production. An additional 12 mmcf/d of anticipated 2008 Scandinavia natural gas production has been committed under commodity price derivative contracts (24 mmcf/d, 21 mmcf/d, and 9 mmcf/d for 2009, 2010 and 2011, respectively). For new commodity price derivative contracts entered into since January 1, 2007, the Company has elected not to designate these as cash flow hedges, and consequently, these derivatives have been classified as held-for-trading. See notes 12 and 13 to the Consolidated Financial Statements for additional details regarding the contracts outstanding at year-end.

Realized gains related to oil and liquids derivative instruments designated as hedges resulted in a net increase to recorded sales of $21 million (2006 – $20 million decrease; 2005 – $77 million decrease), while realized gains on natural gas price derivatives contracts were $83 million (2006 – $86 million increase; 2005 – $nil). During 2007, the Company realized gains of $21 million on natural gas derivatives that were not designated as hedges for accounting purposes. The fair value of outstanding held-for-trading natural gas derivatives at December 31, 2007 was a loss of $65 million, which was recognized in net income.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. During 2004, the Company signed a long-term contract to sell Corridor natural gas to West Java over a 17-year period, with gas sales commencing in 2007 at a price of US$1.91/mcf, with no associated transportation costs. The Company's share of sales is approximately 810 bcf based on its 36% interest. The Company anticipates having sufficient production to meet all future delivery commitments from the Corridor Block.

In conjunction with the PM-3 CAA development project, the Company entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The Company is subject to volume delivery requirements in relation to the long-term sales contract in Malaysia. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year. An accrual of $3 million has been made in 2007 related to undelivered volumes. The Company currently expects the impact of these penalties in 2008 to be a reduction to gross sales of approximately $20 million, dependent on timing of the startup of the Northern Fields development, scheduled to commence production in mid-2008.

Interest Rate and Foreign Exchange Swaps

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.

14 Talisman Energy 2007 Annual Financial Report

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

	Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31	Sept. 30[1]	June 30[1]	Mar. 31[1]

2007

Gross sales	9,265	2,495	2,320	2,270	2,180

Total revenue	7,919	2,085	1,972	1,947	1,915

Net income from continuing operations	1,046	311	225	303	207

Net income	2,078	656	352	550	520

Net income available to common shareholders	2,078	656	352	550	520

Capital expenditures

Exploration	1,561	473	354	274	460

Development	2,828	652	713	660	803

Per common share ($)

Net income from continuing operations	1.01	0.31	0.21	0.29	0.20

Diluted net income from continuing operations[2]	0.99	0.30	0.21	0.29	0.19

Net income	2.01	0.64	0.35	0.53	0.49

Diluted net income[2]	1.97	0.63	0.34	0.52	0.48

Daily average production

Oil and liquids from continuing operations (bbls/d)[3]	228,581	226,804	218,590	231,424	237,727

Natural gas from continuing operations (mmcf/d)	1,171	1,214	1,173	1,125	1,173

Continuing operations (mboe/d)	424	429	414	419	433

Discontinued operations (mboe/d)[4]	28	17	27	31	37

Total (mboe/d)	452	446	441	450	470

2006[1]

Gross sales	8,991	2,120	2,124	2,210	2,537

Total revenue	7,646	1,840	1,815	1,827	2,164

Net income from continuing operations	1,370	339	395	532	104

Net income	2,005	598	525	685	197

Net income available to common shareholders	2,005	598	525	685	197

Capital expenditures

Exploration	1,553	371	337	406	439

Development	2,893	920	677	564	732

Per common share ($)

Net income from continuing operations	1.25	0.31	0.36	0.48	0.10

Diluted net income from continuing operations[2]	1.22	0.31	0.35	0.47	0.09

Net income	1.84	0.56	0.48	0.62	0.18

Diluted net income[2]	1.79	0.54	0.47	0.61	0.17

Daily average production

Oil and liquids from continuing operations (bbls/d)[3]	236,947	237,549	215,185	224,523	271,263

Natural gas from continuing operations (mmcf/d)	1,165	1,220	1,162	1,146	1,133

Continuing operations (mboe/d)	431	441	409	416	460

Discontinued operations (mboe/d)[4]	54	45	51	57	63

Total (mboe/d)	485	486	460	473	523

1
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.
2
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since inception of the Company's Employee Stock Option Plan, only approximately 4% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.
3
Includes oil volumes produced into (sold out of) inventory for the years ended December 31, 2007 and 2006 of (1,726 bbls/d) and 4,157 bbls/d, respectively.
4
Includes gas acquired for injection and subsequent resale of 19 mmcf/d in 2007, with 16 mmcf/d, 17 mmcf/d, 18 mmcf/d and 23 mmcf/d during each of the quarters ended March, June, September and December, respectively, and 18 mmcf/d in 2006, with 14 mmcf/d, 28 mmcf/d, 3 mmcf/d and 27 mmcf/d during each of the quarters ended March, June, September and December, respectively.

Talisman Energy 2007 Annual Financial Report 15

The following discussion highlights some of the more significant factors that impacted net income in the fourth quarter.

During the fourth quarter of 2007, gross sales increased by $375 million over the fourth quarter of 2006 as the impact of higher realized oil and gas prices more than offset the impact of decreased production from continuing operations and the strengthening of the C$. Net income from continuing operations in the fourth quarter decreased by $28 million from the same period in 2006 as increases in revenue, future tax recoveries and stock-based compensation recovery were more than offset by increased DD&A, operating and dry hole costs and current income taxes in 2007, coupled with a gain on the sale of an undeveloped oilsands lease in 2006.

During the fourth quarter of 2007, the Company:

  •
  completed the sale of UK assets for proceeds of approximately $510 million (including a $55 million deposit received in 2006) resulting in an after tax gain on disposition of $335 million, which is included in results of discontinued operations;

  •
  entered into an agreement to sell its interest in the Beatrice assets in the UK for approximately UK£10 million with an effective date of January 1, 2008, which is expected to close later in the first half of 2008;

  •
  completed the purchase of 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG project located in Indonesia for $213 million in cash and the assumption of $67 million of long-term debt; and

  •
  recorded a future tax recovery of $152 million related to decreases in Canadian tax rates.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

There were no changes in Talisman's internal control over financial reporting during 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in notes 1 and 2 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment, asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally

16 Talisman Energy 2007 Annual Financial Report

profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future ARO.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual statement of reserves data and other oil and gas information. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational life span of an asset will impact the Company's future DD&A expense.

As outlined in the Company's DD&A accounting policy and property, plant and equipment notes (notes 1(d) and 7 to the Consolidated Financial Statements), $3.6 billion (2006 – $4.9 billion) of the Company's property, plant and equipment is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of development projects ($1.5 billion), which will be amortized when production commences, the costs of acquired unproved reserves ($1.2 billion) and incomplete drilling activities, including those wells under evaluation or awaiting commencement of production ($812 million). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells was determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. There have been no changes to the number of reporting units or the manner in which goodwill is allocated to the reporting units during the year. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value. Both tests and potential asset impairment calculations require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. During the past three years, isolated asset impairments have occurred (2007 – $9 million; 2006 – nil; 2005 – $31 million); however, it is possible that future impairments may be material.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. Goodwill is allocated to the reporting units on the basis of the excess of the fair

Talisman Energy 2007 Annual Financial Report 17

value of the reporting unit over the identifiable assets and liabilities of the reporting unit. The Company's reporting units for goodwill are aggregated within the geographic segments included in note 20 to the Consolidated Financial Statements.

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt. The acquisition has been accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in the Tangguh LNG Project have been included in the Consolidated Financial Statements from December 31, 2007.

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million, net of working capital assumed of $4 million. These acquisitions included oil and gas properties in North America, $17 million; UK, $184 million and Scandinavia, $3 million. The fair value of net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million, and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

During 2005, Talisman acquired Paladin for $2.6 billion in cash and assumed long-term debt. The acquisition was accounted for using the purchase method and the Paladin results were included in the Consolidated Financial Statements of the Company from the date of acquisition. Also during 2005, the Company completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $544 million in cash, assumed working capital of $(12) million and $4 million of properties exchanged. See note 4 to the Consolidated Financial Statements for details.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past two years have resulted in the following: as at December 31, 2007, an increase of $101 million, $62 million and $50 million, in the discounted ARO liability related changes in cost estimates in Scandinavia, North America and Southeast Asia, respectively, as well as a decrease of $11 million in the UK and an increase of $5 million for the rest of the world, related to changes in cost estimates; and as at December 31, 2006, an increase of $144 million in the discounted ARO liability related to changes in cost estimates in the UK, as well as $14 million and $13 million for North America and rest of the world, respectively, related to changes in cost estimates. The total undiscounted abandonment liability is currently estimated at $4.5 billion, which is based on management's probability weighted estimate of costs and in accordance with existing legislation and industry practice.

Under Canadian GAAP, the fair value of the Company's ARO has been recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. At December 31, 2007, the discounted fair value of the Company's ARO liability is $2.0 billion, (2006 – $1.9 billion). As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $78 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and Norwegian kroner (NOK), respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, under CICA 3865, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (AOCI).

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax

18 Talisman Energy 2007 Annual Financial Report

payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management Activities

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. These instruments are not intended to be for speculative purposes. As detailed in Talisman's financial instrument policy as described in note 1(k) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheet, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on hedging financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates and foreign currency exchange rates. Cash settlement of derivative commodity financial instruments may vary from fair value estimates, depending on the underlying commodity prices at the date of settlement.

New Canadian Accounting Pronouncements

The CICA has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods.

a)  Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments – Recognition and Measurement (section 3855), Financial Instruments – Disclosure and Presentation (section 3861), and Hedges (section 3865).

As required, these standards were adopted without restatement of prior periods, except to reclassify foreign currency translation as described in note 2 to the Consolidated Financial Statements.

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards was as follows:

Impact increase (decrease) (millions of C$)	January 1, 2007

To recognize mark-to-market gains and losses on cash flow hedges

Accounts receivable	122

Accounts payable and accrued liabilities	11

Other long-term obligations	(12)

Future income tax liabilities	34

Retained earnings	7

Accumulated other comprehensive income	82

To include unamortized transaction costs as a reduction of long-term debt

Long-term debt	(41)

Other assets	(41)

To revalue hedged debt as part of fair value hedges

Long-term debt	(14)

Other long-term obligations	14

Talisman Energy 2007 Annual Financial Report 19

b)  Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535). Talisman's objectives when managing capital are:

  •
  to maintain balance sheet strength, ensuring Talisman's strategic objectives are met, while retaining an appropriate amount of leverage;

  •
  to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

  •
  to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce equity (through a normal course issuer bid) or debt, controlling the amount it returns to shareholders, and making adjustments to its capital expenditures program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. Talisman generally maintains this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman generally maintains this ratio under 2:1.

The ratios at December 31, 2007 and 2006 are as follows:

Debt-to-debt plus equity at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Total equity	7,963	7,307

Debt-to-debt plus equity	38%	38%

Debt-to-cash flow at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Cash flow	4,327	4,748

Debt-to-cash flow	1.13:1	0.96:1

The calculation of cash flow is as follows:

	2007	2006

Cash provided by operating activities	4,070	4,374

Changes in non-cash working capital	257	374

Cash flow	4,327	4,748

Talisman's debt-to-debt plus equity ratio was approximately 38% at both December 31, 2007 and at December 31, 2006. An increase in gross debt of approximately $340 million was offset by an increase in total equity of approximately $660 million. Talisman's debt-to-cash flow was 1.13 at December 31, 2007, and 0.96 at December 31, 2006. The increase was due mostly to a decrease in cash flow, while gross debt increased during 2007. In January 2008, Talisman reduced its debt levels by applying proceeds received from its sale of the Brae non-operated assets. Talisman's debt ratios remain well within the Company's stated guidelines.

c)  Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

d)  Income Taxes

Effective January 1, 2007, Talisman adopted the recognition and measurement principles of Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

e)  Inventories

The CICA has issued recommendations relating to the accounting for inventories (section 3031) which will become effective for Talisman's first quarter 2008 reporting. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including writedown to net realizable value. The adoption of these recommendations is not expected to have a material impact on Talisman.

20 Talisman Energy 2007 Annual Financial Report

f)  Financial Instruments Disclosure and Presentation

The CICA has issued recommendations relating to disclosure (section 3862) and presentation (section 3863) of financial instruments, which will be effective for Talisman's first quarter 2008 reporting. The recommendations of section 3862 will result in incremental disclosures explaining the risks associated with financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages these risks.

g)  Goodwill and Intangible Assets

The CICA has issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

h)  International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

New US Accounting Pronouncements

a)  Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157, Fair Value Measurements. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. It establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of these recommendations is not expected to have a material impact on Talisman.

b)  Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value, with changes in fair value recognized in earnings. Upon adoption, the first remeasurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. This statement will be effective for Talisman's 2008 reporting. Talisman is currently evaluating whether to elect to report certain eligible assets and liabilities at fair value.

c)  Business Combinations

In December, the FASB issued Statement 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Outlook for 2008

Talisman expects production to average between 435,000 to 460,000 boe/d in 2008, representing a 3 to 8% increase over 2007 production from continuing operations of 424,000 boe/d. Capital expenditures are expected to be approximately $4.4 billion, which excludes significant corporate and asset acquisitions. The Company plans to finance the capital expenditure program through use of cash provided by operating activities and available credit facilities.

North America

The Company plans to spend approximately $1.5 billion in North America in 2008, the majority of which will continue to be directed toward natural gas drilling. At planned spending levels, Talisman believes it can sustain existing production levels in North America, generating free cash flow at current natural gas prices while maintaining flexibility.

Major drilling programs are planned for the Alberta and BC Foothills again in 2008, where Talisman has a strategic land position supported by its Midstream Operations. However, spending in some parts of the Alberta Foothills is being reduced due to proposed Alberta royalty changes, which have made some higher cost, high deliverability gas wells uneconomic. Talisman will build on its success in the multi-zone Outer Foothills play in Alberta and BC, following up on a number of promising discoveries made in 2007. Development of tight gas opportunities are expected to provide a large number of relatively low risk wells with outcomes that are predictable and the Company plans to drill two wells in the Western US in the first half of 2008 and, if successful, the Company intends to increase its focus in these areas.

As previously noted, the Alberta government proposed a new royalty framework that is expected to become effective in January, 2009. If the royalty framework is implemented in the form currently proposed, Talisman believes that the impact on its Canadian reserves estimates will not be material.

UK

In the UK, planned expenditures in 2008 are expected to be reduced from 2007 due to the completion of a number of projects in 2007, including Tweedsmuir phase 1, Blane, Duart, Enoch and Wood. Expenditures in the UK are expected to be directed primarily towards development projects.

The UK development program will focus on continuing exploitation of existing core areas, progressing a new project at Burghley and finalizing plans for redevelopment of the Auk field, which was acquired at the end of 2006. Development drilling programs will continue, primarily at Claymore and

Talisman Energy 2007 Annual Financial Report 21

Tartan with a total of 20 development wells planned in the UK. A key part of the UK exploration program will be the continued appraisal of the Cayley discovery. In the UK, the Company plans to drill four exploration wells and one appraisal well.

Scandinavia

In Scandinavia, the Company plans to increase spending from 2007. In Norway, the Company will continue the development of the Rev and Yme fields. Since 2003, Talisman has built the third largest exploration acreage holding in Norway and plans to drill several exploration wells in 2008.

Southeast Asia

In Southeast Asia, the Company plans to increase spending in 2008 on existing project developments, ongoing exploration and appraisal of its offshore acreage in Vietnam and prospect identification and delineation in Indonesia. The majority of the spending increase will be in the PM-3 CAA between Malaysia and Vietnam as the Company progresses completion of the Northern Fields development, where first natural gas sales are expected in mid-2008 and first oil in the first quarter of 2009.

In Vietnam, the Company expects first production from Song Doc and will progress unitization and development plans around the Hai Su Trang and Te Giac Trang discoveries in Block 15-2/01. In Indonesia, gas volumes are flowing through the pipeline from Corridor to West Java and are expected to build throughout the year. Work is progressing on the next tranche of gas sales contracts.

The Company has a very active drilling program planned in 2008 in Southeast Asia. Talisman plans to participate in approximately 59 development wells (mainly on Northern Fields and Song Doc). In Vietnam, the Company plans to drill up to four additional exploration and three appraisal wells in Block 15-2/01 this year.

Other

Capital expenditure on development is expected to be slightly lower than in 2007 in Algeria, Trinidad and Tobago and Tunisia.

In South America, the Company expects to acquire seismic in Colombia and start the drilling of one exploration well while, in Peru, a well to appraise the earlier discovery on Block 64 is expected to spud toward the end of 2008.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company's 2008 financial performance is summarized in the following table and is based on a WTI oil price of approximately US$70/bbl, a NYMEX natural gas price of approximately US$8/mmbtu, a US$/C$ exchange rate of approximately $0.94 and a C$/UK£ exchange rate of approximately $2.14.

Approximate Impact in 2008

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 1,000 bbls/d	5	10

Natural gas – 10 mmcf/d	10	15

Price changes[1]

Oil – US$1/bbl	45	50

Natural gas: North America[2] – C$0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	35	50

C$/UK£ increased by C$0.023	(10)	5

1
The impact of commodity contracts outstanding as at December 31, 2007 has been included.
2
Price sensitivity on natural gas relates to North American gas only. The Company's exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesian gas price is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil, except for a small portion, which is sold at a fixed price.

22 Talisman Energy 2007 Annual Financial Report

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Project Completion Risks

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; and regulatory matters. The significant rate of inflation in the cost of materials and services over the last three years has become a major factor affecting project economics and project planning.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance. The success and timing of Talisman's activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices. For information on the percentages of assets that are operated/non-operated by Talisman, see "Description of The Business" in the Annual Information Form.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of Organization of Petroleum Exporting Countries (OPEC), world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production, or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding re-emergence of nationalization or expropriation and increased taxation risk in many countries. In addition, both Indonesia and Algeria are members of OPEC. Talisman's operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations (NGOs), home governments and investors.

Talisman Energy 2007 Annual Financial Report 23

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Numerous competing large-scale oil and gas development projects have significantly increased the demand for industry specific personnel. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, storms or other adverse weather conditions and other occurrences or accidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive HSE management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses in operating licences. If regulatory approvals are delayed or not obtained, there can also be decreases in production and increases in costs.

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, in October 2007, the Alberta government announced a new royalty framework, planned to become effective in January 2009, that is likely to result in increased royalty rates.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual consolidated financial statements.

Greenhouse Gas Emissions (GHG)

In 1994, the United Nations' Framework Convention on Climate Change came into force which led three years later to the Kyoto Protocol (the Protocol). The Protocol came into force in 2005 and requires certain nations to reduce their emissions of carbon dioxide (CO2) and other greenhouse gases (GHG emissions). The Canadian government is currently working with interested parties, including oil and gas producers, to develop a regulatory regime to reduce GHG emissions. It is premature to predict what impact a federal GHG emissions regulatory regime could have on Talisman but it is likely that any mandated reduction in GHG emissions will result in increased costs.

24 Talisman Energy 2007 Annual Financial Report

Starting in July 2007, Alberta's Climate Change and Emissions Management Act requires facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Compliance options include making capital and/or operational improvements, purchasing off sets to apply against the emission total or contributing to a technology fund for GHG emissions reductions. Talisman has estimated the compliance costs to be minimal.

The British Columbia government has announced that it will implement a revenue-neutral carbon tax effective July 1, 2008. Although the legislation has not yet been released in final form, Talisman anticipates that the costs of the carbon tax will not be material.

Talisman's UK installations recently completed the first phase of the European Union Emission Trading Scheme (EU ETS), which ran from 2005 to 2007, inclusive. Direct costs associated with this participation have been negligible. Phase two of the EU ETS runs from 2008 to 2012, inclusive. The UK government submitted its National Allocation Plan (NAP) for Phase two of the EU ETS to the European Commission in August 2006. The NAP specifies a cap on CO2 emissions for the covered sectors, the methods for allocating emission allowances to covered installations, and the number of emission allowances to be allocated to each covered installation. Talisman expects that Phase two compliance costs will not be material; however, this will depend in part on future pricing in the EU and global carbon markets.

Prior to 2008, Talisman's Norwegian installations were subject to a CO2 emissions tax, which was not significant to Talisman. Beginning in 2008, the Norwegian government expanded its existing national emissions trading system for greenhouse gases and tied it into Phase two of the EU ETS. The expansion of the Norwegian national emissions trading system results in the inclusion of Talisman's Norwegian installations in Phase two of the EU ETS. Beginning in 2008, Talisman's Norwegian installations must purchase emissions credits corresponding to their total annual emissions, and must also continue to pay the CO2 emissions tax. However, Talisman does not expect Phase two compliance costs to be material because the Norwegian government will reduce the CO2 emissions tax to ensure that total costs of the CO2 emissions tax and emissions credit purchases will be similar to the pre-2008 costs.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in the Annual Information Form.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading "Competitive Conditions" in the Annual Information Form.

Exchange Rate Fluctuations

Talisman's consolidated financial statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian Kroner ("NOK"). These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

Talisman Energy 2007 Annual Financial Report 25

Hedging Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates and in response thereto puts in place commodity hedging contracts from time to time. While the Company does not maintain a defined hedging program, it may in the future find it appropriate to enter into derivative financial instruments and physical delivery contracts to reduce its exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value, which are otherwise favorable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems could result in operational difficulties, damage or loss of data or result in unauthorized knowledge and use of information.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the heading "Outlook for 2008" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  expected asset sales;

  •
  expected impact of proposed royalty changes;

  •
  estimated movements in working capital;

  •
  estimates of production, production growth, and operations or financial performance;

  •
  estimated timing and results of new projects, including the timing of production and sales;

  •
  expected impacts of penalties;

  •
  estimated amounts, financing and timing of capital expenditures;

  •
  anticipated filings with securities regulatory authorities;

  •
  business plans for drilling, exploration, development, and estimated timing;

  •
  the merits or anticipated outcome or timing of pending litigation;

  •
  estimates of petroleum revenue taxes;

  •
  business strategy, and plans; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this MD&A. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. See the section entitled "Sensitivities" for the pricing assumptions used in preparing this MD&A.

Information regarding estimated future production and production growth includes anticipated completion of the Beatrice asset sale but does not reflect the impact of any potential asset dispositions. The completion of any contemplated asset dispositions is contingent on various factors, including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  the risk that adequate pipeline capacity to transport gas to market may not be available;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

26 Talisman Energy 2007 Annual Financial Report

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  the ability of the Company to integrate any assets it may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  competitive actions of other companies, including increased competition from other oil and gas companies;

  •
  changes in general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging activities; and

  •
  the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading Risk Factors and elsewhere in this MD&A. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also voluntary discloses, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included herein do not meet the SEC's standards for inclusion in documents filed with the SEC. Talisman's estimates of proved reserves and probable reserves are based on the same assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Talisman Energy 2007 Annual Financial Report 27

Report of Management

The Board of Directors is responsible for the Consolidated Financial Statements but has delegated responsibility for their preparation to management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2007, the end of the Company's fiscal year, management concludes that the Company's internal control over financial reporting is effective.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is an exhibit to the Company's Annual Report on Form 40-F.

/s/ JOHN A. MANZONI	/s/ PHILIP D. DOLAN
John A. Manzoni President and Chief Executive Officer	Philip D. Dolan Vice-President, Finance and Chief Financial Officer

March 7, 2008

28 Talisman Energy 2007 Annual Financial Report

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Talisman Energy Inc. as at December 31, 2007 and 2006 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

February 27, 2008
Calgary, Canada

Talisman Energy 2007 Annual Financial Report 29

Independent Auditors' Report on Financial Statements

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. (the "Company") as at December 31, 2007 and 2006 and the Consolidated Statements of Income, Changes to Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges, and its method of accounting for uncertainty in income taxes and adopted the recommendations requiring additional capital disclosures. Also, as discussed in Note 21 to the consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other post-retirement plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

February 27, 2008
Calgary, Canada

30 Talisman Energy 2007 Annual Financial Report

Consolidated Balance Sheets

December 31 (millions of C$)	2007	2006

		(restated – (notes 2 and 3)
Assets

Current

Cash and cash equivalents	536	103

Accounts receivable (note 12)	1,159	1,068

Inventories (note 5)	109	186

Prepaid expenses	12	25

Assets of discontinued operations (note 3)	59	918

	1,875	2,300

Other assets (note 6)	387	354

Goodwill (note 4)	1,418	1,522

Property, plant and equipment (note 7)	17,763	17,278

Assets of discontinued operations (note 3)	–	27

	19,568	19,181

Total assets	21,443	21,481

Liabilities

Current

Bank indebtedness	15	39

Accounts payable and accrued liabilities (notes 8, 10, 11 and 12)	1,907	2,449

Income and other taxes payable	388	412

Liabilities of discontinued operations (note 3)	19	282

	2,329	3,182

Deferred credits	21	59

Asset retirement obligations (note 8)	1,981	1,848

Other long-term obligations (note 10)	140	155

Long-term debt (note 9)	4,862	4,560

Future income taxes (note 16)	4,147	4,361

Liabilities of discontinued operations (note 3)	–	9

	11,151	10,992

Contingencies and commitments (notes 12 and 13)

Shareholders' equity

Common shares (note 11)	2,437	2,533

Contributed surplus	64	67

Retained earnings	5,651	4,585

Accumulated other comprehensive income (loss) (notes 2 and 12)	(189)	122

	7,963	7,307

Total liabilities and shareholders' equity	21,443	21,481

See accompanying notes.

On behalf of the Board

/s/ DOUGLAS D. BALDWIN	/s/ ROBERT G. WELTY
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

Talisman Energy 2007 Annual Financial Report 31

Consolidated Statements of Income

Years ended December 31 (millions of C$)	2007	2006	2005

		(restated – (note 3)	(restated – (note 3)
Revenue

Gross sales	9,265	8,991	8,418

Hedging gain (loss)	104	66	(77)

Gross sales, net of hedging	9,369	9,057	8,341

Less royalties	1,598	1,522	1,423

Net sales	7,771	7,535	6,918

Other (note 14)	148	111	110

Total revenue	7,919	7,646	7,028

Expenses

Operating	1,895	1,550	1,261

Transportation	210	207	185

General and administrative	223	233	201

Depreciation, depletion and amortization	2,316	1,926	1,595

Dry hole	684	296	241

Exploration	318	318	275

Interest on long-term debt	205	166	163

Stock-based compensation (note 11)	(15)	51	633

Loss on held-for-trading financial instruments (note 12)	25	–	–

Other, net (note 15)	41	(29)	39

Total expenses	5,902	4,718	4,593

Income from continuing operations before taxes	2,017	2,928	2,435

Taxes (note 16)

Current income tax	782	770	960

Future income tax (recovery)	(67)	498	71

Petroleum revenue tax	256	290	184

	971	1,558	1,215

Net income from continuing operations	1,046	1,370	1,220

Net income from discontinued operations (note 3)	1,032	635	341

Net income	2,078	2,005	1,561

Per common share (C$)

Net income from continuing operations	1.01	1.25	1.11

Diluted net income from continuing operations	0.99	1.22	1.08

Net income from discontinued operations	1.00	0.59	0.30

Diluted net income from discontinued operations	0.98	0.57	0.30

Net income	2.01	1.84	1.41

Diluted net income	1.97	1.79	1.38

Average number of common shares outstanding – basic (millions)	1,032	1,092	1,104

Average number of common shares outstanding – diluted (millions)	1,056	1,122	1,131

See accompanying notes.

32 Talisman Energy 2007 Annual Financial Report

Consolidated Statements of Comprehensive Income

Years ended December 31 (millions of C$)	2007	2006	2005

Net income	2,078	2,005	1,561

Foreign currency - translation of self-sustaining foreign operations[1]	947	179	40

Foreign currency - translation into reporting currency	(1,242)	208	(229)

Mark-to-market gains and (losses) on derivatives designated as cash flow hedges

Unrealized losses arising during the year[2]	(15)	–	–

Realized gains recognized in net income[3]	(83)	–	–

Other comprehensive income (loss)	(393)	387	(189)

Comprehensive income	1,685	2,392	1,372

1
Includes net investment hedging loss of $168 million (2006 – loss of $50 million, 2005 – loss of $35 million).
2
Net of tax of ($17) million.
3
Net of tax of $31 million.

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

December 31 (millions of C$)	2007	2006	2005

Common shares

Balance, beginning of year	2,533	2,609	2,666

Issued on exercise of stock options	14	8	8

Purchased during the year	(110)	(84)	(65)

Balance, end of year	2,437	2,533	2,609

Contributed surplus

Balance, beginning of year	67	69	71

Purchase of common shares	(3)	(2)	(2)

Balance, end of year	64	67	69

Retained earnings

Balance, beginning of year	4,585	3,316	2,170

Transitional adjustment on adoption of new accounting policies (note 2)	7	–	–

Net income	2,078	2,005	1,561

Common share dividends	(180)	(163)	(125)

Purchase of common shares	(839)	(573)	(290)

Balance, end of year	5,651	4,585	3,316

Accumulated other comprehensive income (loss)

Balance, beginning of year	122	(265)	(76)

Transitional adjustment on adoption of new accounting policies (note 2)	82	–	–

Other comprehensive income (loss)	(393)	387	(189)

Balance, end of year	(189)	122	(265)

See accompanying notes.

Talisman Energy 2007 Annual Financial Report 33

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2007	2006	2005

		(restated – (note 3)	(restated – (note 3)
Operating

Net income from continuing operations	1,046	1,370	1,220

Items not involving cash (note 17)	2,861	2,557	2,481

Exploration	318	318	275

	4,225	4,245	3,976

Changes in non-cash working capital (note 17)	(257)	(374)	199

Cash provided by continuing operations	3,968	3,871	4,175

Cash provided by discontinued operations	102	503	696

Cash provided by operating activities	4,070	4,374	4,871

Investing

Corporate acquisitions, net of cash acquired (note 4)	(209)	(66)	(2,549)

Capital expenditures

Exploration, development and other	(4,430)	(4,482)	(3,068)

Property acquisitions (note 4)	(54)	(201)	(260)

Proceeds of resource property dispositions	41	112	17

Proceeds from investment disposition	243	–	–

Changes in non-cash working capital	(206)	246	139

Discontinued operations, net of capital expenditures	1,376	621	(423)

Cash used in investing activities	(3,239)	(3,770)	(6,144)

Financing

Long-term debt repaid	(2,051)	(4,570)	(1,294)

Long-term debt issued	2,837	4,786	3,129

Common shares purchased, net	(946)	(656)	(352)

Common share dividends	(180)	(163)	(125)

Deferred credits and other	(42)	(77)	(9)

Changes in non-cash working capital	13	–	(3)

Cash provided by (used in) financing activities	(369)	(680)	1,346

Effect of translation on foreign currency cash and cash equivalents	(5)	10	19

Net increase (decrease) in cash and cash equivalents	457	(66)	92

Cash and cash equivalents net of bank indebtedness, beginning of year	64	130	38

Cash and cash equivalents net of bank indebtedness, end of year	521	64	130

Cash and cash equivalents	536	103	145

Bank indebtedness	15	39	15

	521	64	130

See accompanying notes.

34 Talisman Energy 2007 Annual Financial Report

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1.  Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (US) is contained in note 21 to these Consolidated Financial Statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a)  Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b)  Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c)  Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

d)  Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserves costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the UK and Scandinavia are depreciated using the unit of production method based on the related fields.

e)  Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation.

Talisman Energy 2007 Annual Financial Report 35

f)  Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

g)  Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h)  Petroleum Revenue Tax

UK Petroleum Revenue Tax (PRT) is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i)  Foreign Currency Translation

The Company's functional currency is the US$. The Company's financial results have been reported in C$ as explained below.

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income.

j)  Employee Benefits

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss greater than 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k)  Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are, as appropriate, subsequently measured at amortized cost using the effective interest rate method.

36 Talisman Energy 2007 Annual Financial Report

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2007 are disclosed in note 12 to the Consolidated Financial Statements.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income and recognized in net income concurrently with the anticipated transaction. If it is probable that the anticipated transaction will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – the effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – both the financial instrument designated as the hedging item, and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business including contracts with fixed terms. The natural gas sales contract outstanding at December 31, 2007 is disclosed in note 13 to the Consolidated Financial Statements. The Company's production is expected to be sufficient to deliver all required volumes under this contract. No amounts are recognized in the Consolidated Financial Statements related to this contract until such time as the associated volumes are delivered.

l)  Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income in the period. Changes in accumulated other comprehensive income are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, gains and losses recovered from other comprehensive income and recognized in net income, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is included in a separate component of shareholders' equity described as cumulative foreign currency translation.

m)  Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

Talisman Energy 2007 Annual Financial Report 37

See note 2(d) for disclosure concerning the impact of adopting the recognition and measurement principles of Financial Accounting Standards Board (FASB) Interpretation 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48).

n)  Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities and recorded as revenue when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

o)  Stock-Based Compensation

Talisman has stock option plans, a cash unit plan, a deferred share units plan and a restricted share units plan for employees and directors, which are described in note 11. As all plans may be settled for cash at the option of the holder, plans are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units and restricted share units which are included in general and administrative expenses.

p)  Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations, and is allocated to reporting units. Goodwill is not amortized but is subject to annual impairment reviews, or more frequently as economic events dictate, based on the fair value of the reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

q)  Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of options. This method assumes that any proceeds from the exercise of options would be used to purchase common shares at the average market price during the year.

r)  Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

s)  Measurement Uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

38 Talisman Energy 2007 Annual Financial Report

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market or third party information. These estimates are subject to change with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

t)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

During the year, the Company reclassified inventories that are expected to be capitalized when consumed, from inventories to other assets, with comparative balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million in other assets and a decrease of $182 million in inventories.

2.  Changes in Accounting Policies

a)  Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments – Recognition and Measurement (section 3855), Financial Instruments – Disclosure and Presentation (section 3861), and Hedges (section 3865).

Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities). Financial instruments reclassified to held-for-trading or available-for-sale items are re-measured at fair value on adoption of this standard. On adoption, gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains or losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.

On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value, with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost with foreign exchange gains and losses recognized immediately in net income. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this standard are not reversed and, therefore, those financial statements are not restated.

Gains and losses on financial instruments that continue to be part of cash flow or net investment hedges are recognized in other comprehensive income until realized, at which time they are recovered from other comprehensive income and realized in net income. Any ineffective portion of cash flow hedges is recognized in net income immediately. Net gains/losses on fair value hedges are recognized immediately in net income. Accounting for hedging relationships in financial statements for prior fiscal years is not retroactively changed.

Section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the measurement provisions of these standards.

Section 3251 requires separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation of self-sustaining operations, net of net investment hedges, to US$. Pursuant to an Emerging Issues Committee abstract amendment issued in December 2007, foreign currency translation relating to the translation from US$ into C$ which had previously been included in a separate component of shareholders' equity described as the cumulative foreign currency translation account was reclassified to accumulated other comprehensive income.

Talisman Energy 2007 Annual Financial Report 39

The adjustment required to the January 1, 2007 Consolidated Balance Sheets to implement the change in accounting standards was as follows:

Impact increase/(decrease)	January 1, 2007

To recognize mark-to-market gains and losses on cash flow hedges

Accounts receivable	122

Accounts payable and accrued liabilities	11

Other long-term obligations	(12)

Future income tax liabilities	34

Retained earnings	7

Accumulated other comprehensive income	82

To include unamortized transaction costs as a reduction of long-term debt

Long-term debt	(41)

Other assets	(41)

To revalue hedged debt as part of fair value hedges

Long-term debt	(14)

Other long-term obligations	14

b)  Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535). Talisman's objectives when managing capital are:

  •
  to maintain balance sheet strength, ensuring Talisman's strategic objectives are met, while retaining an appropriate amount of leverage;

  •
  to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

  •
  to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce equity (through a normal course issuer bid) or debt, controlling the amount it returns to shareholders, and making adjustments to its capital expenditures program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. Talisman generally maintains this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman generally maintains this ratio under 2:1.

The ratios at December 31, 2007 and 2006 are as follows:

Debt-to-debt plus equity at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Total equity	7,963	7,307

Debt-to-debt plus equity	38%	38%

Debt-to-cash flow at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Cash flow	4,327	4,748

Debt-to-cash flow	1.13:1	0.96:1

The calculation of cash flow is as follows:

	2007	2006

Cash provided by operating activities	4,070	4,374

Changes in non-cash working capital	257	374

Cash flow	4,327	4,748

Talisman's debt-to-debt plus equity ratio was approximately 38% at both December 31, 2007 and at December 31, 2006. An increase in gross debt of approximately $340 million was offset by an increase in total equity of approximately $660 million. Talisman's debt-to-cash flow was 1.13 at December 31, 2007, and 0.96 at December 31, 2006. The increase was due mostly to a decrease in cash flow, while gross debt increased during

40 Talisman Energy 2007 Annual Financial Report

2007. In January 2008, Talisman reduced its debt levels by applying proceeds received from its sale of the Brae non-operated assets. Talisman's debt ratios remain well within the Company's stated guidelines.

c)  Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

d)  Income Taxes

Effective January 1, 2007, Talisman adopted the recognition and measurement principles of FIN 48 for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

e)  Inventories

The CICA has issued recommendations relating to the accounting for inventories (section 3031) which will become effective for Talisman's first quarter 2008 reporting. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including any writedown to net realizable value. The adoption of these recommendations is not expected to have a material impact on Talisman.

f)  Financial Instruments Disclosure and Presentation

The CICA has issued recommendations relating to disclosure (section 3862) and presentation (section 3863) of financial instruments, which will be effective for Talisman's first quarter 2008 reporting. The recommendations of section 3862 will result in incremental disclosures explaining the risks associated with financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages these risks.

g)  Goodwill and Intangible Assets

The CICA has issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

h)  International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

3.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both the UK and North America segments have been restated.

Talisman Energy 2007 Annual Financial Report 41

Net income from discontinued operations reported on the Consolidated Statements of Income comprises the following:

	For the 12 months ended December 31
	North America			UK			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	178	471	596	378[1]	632[1]	596[1]	556	1,103	1,192

Royalties	41	107	127	38	42	45	79	149	172

Revenues, net of royalties	137	364	469	340	590	551	477	954	1,020

Expenses

Operating, marketing and general	25	88	90	147	146	129	172	234	219

Interest[2]	–	7	1	–	11	2	–	18	3

Depreciation, depletion and amortization	24	98	131	8	102	117	32	200	248

Income from discontinued operations before income taxes	88	171	247	185	332	302	273	503	549

Taxes	25	50	85	100	174	123	125	224	208

Net gain on disposition, net of tax[3]	581	147	–	303	209	–	884	356	–

Net income from discontinued operations	644	268	162	388	367	179	1,032	635	341

1
Includes $66 million, $63 million and $55 million for 2007, 2006 and 2005, respectively of other revenue related to pipeline and custom treating tariffs (see note 14).
2
Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility that was required to be repaid with proceeds from property dispositions.
3
The 2007 gain on disposition in the UK includes $335 million related to a gain on disposal, offset by a $32 million writedown of assets held for sale to their net realizable value.

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets comprise the following:

	As at December 31, 2007			As at December 31, 2006
	North America	UK	Total	North America	UK	Total

Assets

Current assets	–	16	16	29	77	106

Property, plant and equipment, net	–	20	20	535	240	775

Future income tax asset	–	23	23	–	–	–

Goodwill	–	–	–	35	29	64

Total assets[1]	–	59	59	599	346	945

Liabilities

Current liabilities	–	19	19	7	76	83

Asset retirement obligations	–	–	–	18	78	96

Other long-term obligations	–	–	–	3	–	3

Future income tax liability	–	–	–	–	109	109

Total liabilities[1]	–	19	19	28	263	291

1
In 2006, assets of $27 million and liabilities of $9 million have been classified as long-term since the sale of the properties related to these assets and liabilities is expected to close in 2008.

North America

During 2007, Talisman sold oil and gas producing assets in Western Canada. These sales closed for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

42 Talisman Energy 2007 Annual Financial Report

During 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold during the third quarter of 2007 for approximately $262 million, crystallizing a gain of $19 million.

During 2006, Talisman sold certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million, resulting in a gain of $147 million, net of tax of $61 million.

UK

During 2006, Talisman entered into an agreement to dispose of certain UK non-core oil and gas properties, with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in the fourth quarter of 2006), resulting in a gain of $335 million, net of tax of $64 million.

During 2007, Talisman entered into an agreement to sell additional assets in the UK for approximately UK£10 million, resulting in an after tax writedown of these assets of $32 million to their net realizable value. The sale is expected to close in the first half of 2008, with an effective date of January 1, 2008.

During 2006, Talisman sold certain non-core oil and gas producing assets in the UK. These sales closed for proceeds of $392 million, resulting in a gain of $209 million, net of tax of nil.

4.  Acquisitions

Corporate Acquisitions

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project, located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt.

The acquisition has been accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in the Tangguh LNG Project have been included in the Consolidated Financial Statements from December 31, 2007. The accounting for this transaction is subject to final adjustments.

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	410

Net non-cash working capital	3

Asset retirement obligations	(2)

Future income tax	(131)

280

Paladin Resources plc

In November 2005, Talisman acquired control (73%) of Paladin Resources plc (Paladin), an oil and gas exploration and development company. An additional 25% of the shares were acquired prior to year-end, resulting in a 98% ownership interest in Paladin at December 31, 2005. The 98% of Paladin was acquired for $2,560 million in cash and $74 million in long-term debt, net of cash acquired ($11 million). The acquisition was accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. The remaining 2% of Paladin was acquired in January 2006.

Fair value of net assets acquired	UK	Scandinavia	Southeast Asia	Other	Total

Property, plant and equipment	1,956	1,000	324	14	3,294

Net non-cash working capital	(9)	–	–	–	(9)

Goodwill	417	474	26	4	921

Fair value of derivatives	(147)	–	–	–	(147)

Future income tax	(622)	(516)	(48)	(5)	(1,191)

Asset retirement obligations	(89)	(66)	(13)	–	(168)

Non-controlling interest	(66)	–	–	–	(66)

	1,440	892	289	13	2,634

Property Acquisitions

During 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million, working capital assumed of $(17) million and properties exchanged of $3 million. Two transactions accounted for the majority of the acquisitions.

Talisman Energy 2007 Annual Financial Report 43

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; the UK, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million; and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Fair value of net assets acquired	UK

Property, plant and equipment	487

Asset retirement obligations	(278)

Future income tax	(28)

181

During 2005, Talisman completed a number of oil and gas property acquisitions for a total cost of $536 million, comprised of $544 million in cash, working capital assumed of $(12) million and $4 million of properties exchanged. Four transactions accounted for the majority of the acquisitions and were acquired for a total cost of $515 million. These acquisitions included oil and gas properties in North America, the UK and Scandinavia.

Fair value of net assets acquired	North America	UK	Scandinavia	Total

Property, plant and equipment	218	131	355	704

Goodwill	–	–	177	177

Asset retirement obligations	–	(7)	(74)	(81)

Future income tax	(70)	(33)	(182)	(285)

	148	91	276	515

Goodwill Continuity

	2007	2006

Opening balance at January 1	1,522	1,413

Foreign currency translation	(104)	109

Closing balance at December 31[1]	1,418	1,522

1
$nil (December 31, 2006 – $64 million; January 1, 2006 – $91 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.  Inventories

December 31	2007	2006

Materials and supplies	37	45

Product	72	141

	109	186

6.  Other Assets

December 31	2007	2006

Accrued pension asset (note 19)	42	50

Long-term capital inventory	216	182

Fair value of derivative contracts (note 12)	40	–

Investments	33	39

Future tax assets (note 16)	33	20

Prepaid financing costs	–	41

Other	23	22

	387	354

44 Talisman Energy 2007 Annual Financial Report

7.  Property, Plant and Equipment

	Accumulated
Years ended December 31	Cost	DD&A	Net book value

2007

Oil and gas assets[1]	24,231	6,563	17,668

Corporate assets	390	295	95

	24,621	6,858	17,763

2006

Oil and gas assets[1]	22,358	5,182	17,176

Corporate assets	364	262	102

	22,722	5,444	17,278

1
Net book value of $20 million (2006 – $775 million) has been reclassified to assets of discontinued operations.

During the year ended December 31, 2007, interest costs of $83 million (2006 – $72 million; 2005 – $19 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to DD&A as at December 31:

Non-depleted capital	2007	2006

Acquired unproved reserve costs associated with producing fields[1]

North America	–	10

UK	717	591

Scandinavia	180	241

Southeast Asia	7	63

Acquired unproved reserve costs not associated with producing fields[1]

UK	136	564

Scandinavia	2	29

Southeast Asia	156	–

Other	20	9

Exploration costs[2]	812	769

Development Projects[3]

North America	–	44

UK	263	1,481

Scandinavia	469	371

Southeast Asia	726	612

Other	88	116

	3,576	4,900

1
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.
2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.
3
Development projects are not depleted pending initial production.

Continuity of exploration costs	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2007

North America	503	(163)	(234)	386	492

UK	135	(7)	(91)	102	139

Scandinavia	36	(11)	(24)	15	16

Southeast Asia	33	(31)	–	121	123

Other	62	(12)	(10)	2	42

	769	(224)	(359)	626	812

Talisman Energy 2007 Annual Financial Report 45

Costs relating to wells drilled prior to 2007 continue to be capitalized, since management's ongoing assessment includes further development activity planned for 2008. The number of wells drilled prior to 2007 and related costs are as follows:

	Years	Number of wells	Cost

North America	2003 – 6	33	121

UK	2005 – 6	3	31

Other	2004 – 6	15	40

		51	192

8.  Asset Retirement Obligations (ARO)

At December 31, 2007, the estimated total undiscounted ARO associated with oil and gas properties and facilities were $4.5 billion (2006 – $4.6 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from general company resources as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 5.95%. Total accretion for the year ended December 31, 2007 of $100 million (2006 – $74 million; 2005 – $70 million) has been included in DD&A expense in the Consolidated Statements of Income.

A reconciliation of the Company's discounted ARO is as follows:

	2007	2006

ARO liability at January 1	1,879	1,234

Liabilities incurred during the year	89	324

Liabilities settled during the year[3]	(46)	(51)

Accretion expense	100	74

Revisions in estimated cash flows	207	171

Foreign currency translation	(204)	127

ARO liability at December 31[1,2]	2,025	1,879

1
$nil (December 31, 2006 – $96 million; January 1, 2006 – $114 million) has been reclassified to liabilities of discontinued operations.
2
Included in December 31, 2007 and December 31, 2006 liabilities are $44 million and $31 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the balance sheet for a net long-term ARO liability of $1,981 million and $1,848 million, respectively.
3
$31 million of the asset retirement expenditures in 2007 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2006.

9.  Long-Term Debt

December 31	2007	2006

Bank credit facilities

5.21% Bank credit facilities[1,2]	1,806	494

Tangguh project financing	67	–

Debentures and notes (unsecured)[3]

6.89% notes (US$30 million), Series B, due 2010[4]	30	47

5.80% medium term notes, due 2007	–	385

7.125% debentures (US$175 million), due 2007	–	204

6.68% notes (US$100 million), due 2008[2]	99	117

8.06% medium term notes, due 2009	174	174

4.44% medium term notes (C$350 million), due 2011[5]	350	354

5.125% notes (US$375 million), due 2015[6]	377	437

6.625% notes (UK£250 million), due 2017	490	570

7.25% debentures (US$300 million), due 2027	296	350

5.75% notes (US$125 million), due 2035	124	146

5.85% notes (US$500 million), due 2037	494	583

6.25% notes (US$600 million), due 2038	590	699

Gross debt	4,897	4,560

Prepaid financing costs	(35)	–

Long-term debt	4,862	4,560

1
Rate reflects the weighted average interest rate of instruments outstanding at December 31, 2007. Rate is floating rate-based and varies with changes in short-term market interest rates.
2
The amount outstanding at December 31 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.
3
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (UK£250 million) which is payable annually and the 6.68% notes (US$100 million), which is payable quarterly.
4
Repayable in three US$10 million annual instalments ending in 2010.
5
The currency and interest rate on C$350 million of this debenture has been swapped to a US$304 million note bearing interest at 5.054%. See note 12 to the Consolidated Financial Statements.
6
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (5.3018% at December 31, 2007). See note 12 to the Consolidated Financial Statements.

46 Talisman Energy 2007 Annual Financial Report

Bank Credit Facilities

At December 31, 2007, Talisman had unsecured credit facilities totaling $2,748 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $198 million (US$200 million) (Facility No. 5). The maturity dates are for Facility No. 1 June 30, 2012 and September 30, 2012 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2009. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates. In 2007, Talisman increased its available credit facilities by $760 million.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 13 for a summary of letters of credit.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (UK£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. During 2006 the balance was repaid and the facility was cancelled.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility were repaid and the facility was cancelled.

Tangguh Project Financing

In connection with the acquisition of the participating interest in the Tangguh LNG Project described in note 4, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $67 million was outstanding under these facilities at December 31, 2007. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum (approximately 5% at December 31, 2007) and will mature in 2021.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2008[1]	109

2009	184

2010	10

2011	350

2012	1,806

Subsequent to 2012	2,438

Total	4,897

1
The portion of long-term debt payable in 2008 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

10.  Other Long-Term Obligations

December 31	2007	2006

Accrued pension and other post-employment benefits liability[1] (note 19)	51	40

Mark-to-market liability for stock-based compensation (note 11)	–	42

Commodity price derivative contracts (note 12)	52	(3)

Discounted obligations under capital leases[2]	28	37

Other	9	39

Total	140	155

1
$nil (2006 – $3 million) has been reclassified to liabilities of discontinued operations.
2
During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Production, Storage and Offloading vessel (FPSO) for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$18 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $33 million (2006 – $43 million), $5 million (2006 – $6 million) is included in accounts payable and accrued liabilities.

Talisman Energy 2007 Annual Financial Report 47

11.  Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares. No preferred shares have been issued.

	2007		2006		2005
Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,063,928,405	2,533	1,098,783,945	2,609	1,125,555,870	2,666

Issued on exercise of options	655,950	14	438,860	8	495,375	8

Purchased during the year	(45,994,100)	(110)	(35,294,400)	(84)	(27,267,300)	(65)

Balance, end of year	1,018,590,255	2,437	1,063,928,405	2,533	1,098,783,945	2,609

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a Normal Course Issuer Bid (NCIB) for a total of $951 million (2006 – 35,294,400 for $659 million; 2005 – 27,267,300 for $355 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings ($838 million) and contributed surplus ($3 million).

In March 2007, the Company renewed its NCIB with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the NCIB was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. Of the total shares purchased year-to-date, 30,480,700 common shares were purchased under the March 2007 NCIB and the remaining 15,513,400 common shares were purchased under the Company's previous NCIB.

Subsequent to December 31, 2007, 27,350 stock options were exercised for shares, resulting in 1,018,617,605 common shares outstanding as at February 27, 2008.

a)  Stock Option Plans

Talisman has stock option plans that grant options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted under the plans prior to 2006 are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

	2007		2006		2005
Continuity of stock options	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	63,921,148	10.79	64,485,717	8.71	62,365,125	6.53

Granted	12,812,895	20.21	10,496,690	19.67	17,763,390	14.05

Exercised for common shares	(655,950)	6.94	(438,860)	6.55	(495,375)	5.52

Exercised for cash payment	(11,402,848)	7.45	(9,439,024)	6.12	(14,496,327)	5.89

Forfeited	(1,096,333)	17.56	(1,183,375)	15.04	(651,096)	10.29

Outstanding at December 31	63,578,912	13.21	63,921,148	10.79	64,485,717	8.71

Exercisable at December 31	29,722,984	8.32	27,606,033	6.45	17,621,862	5.79

Options available for future grants pursuant to the Company's Stock Option Plans	47,187,653		47,501,367		47,375,658

48 Talisman Energy 2007 Annual Financial Report

The range of exercise prices of the Company's outstanding stock options is as follows:

	Outstanding Options			Exercisable Options
December 31, 2007 Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

2.86 – 3.99	1,284,795	3.11	1	1,284,795	3.11

4.00 – 5.99	1,452,005	4.33	2	1,452,005	4.33

6.00 – 8.99	22,907,537	7.28	5	22,907,537	7.28

9.00 – 11.99	250,800	9.94	7	203,475	9.73

12.00 – 14.99	15,370,410	14.01	7	1,532,820	14.02

15.00 – 17.99	94,500	15.41	7	750	15.41

18.00 – 20.70	22,218,865	19.96	9	2,341,602	19.98

2.86 – 20.70	63,578,912	13.21	7	29,722,984	8.32

The mark-to-market liability for the stock option plans as at December 31, 2007 was $361 million (2006 – $542 million).

Subsequent to December 31, 2007, 491,951 options were exercised for cash, 27,350 options were exercised for shares, 54,770 options were granted and 57,210 were cancelled, with 63,057,171 options outstanding at February 27, 2008.

b)  Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

	2007		2006		2005
Continuity of cash units	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	8,352,328	12.68	7,351,065	9.90	4,579,920	7.11

Granted	2,762,980	20.16	2,107,215	19.67	2,991,930	14.07

Exercised	(943,220)	7.56	(1,006,652)	6.61	(29,700)	6.60

Forfeited	(201,595)	17.53	(99,300)	16.44	(191,085)	9.21

Outstanding at December 31	9,970,493	15.14	8,352,328	12.68	7,351,065	9.90

Exercisable at December 31	2,605,153	7.67	2,411,293	6.93	–	–

The range of exercise prices of the Company's cash units is as follows:

	Outstanding Units			Exercisable Units
December 31, 2007 Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 – 8.99	2,474,973	7.22	6	2,474,973	7.22

9.00 – 11.99	22,725	10.29	7	11,475	9.76

12.00 – 14.99	2,727,350	14.02	7	63,500	14.02

15.00 – 17.99	121,370	17.24	9	4,505	17.41

18.00 – 20.41	4,624,075	20.01	9	50,700	19.95

6.60 – 20.41	9,970,493	15.14	8	2,605,153	7.67

The mark-to-market liability for the cash unit plans as at December 31, 2007 was $40 million (2006 – $54 million).

Subsequent to December 31, 2007, 128,733 cash units were exercised, 21,860 cash units were granted and 14,605 were cancelled, with 9,849,015 cash units outstanding at February 27, 2008.

c)  Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2007, there were 244,000 (2006 – 261,637) units outstanding. The mark-to-market liability of $4 million (2006 – $5 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Talisman Energy 2007 Annual Financial Report 49

d)  Restricted Share Units

Talisman has a restricted share unit (RSU) plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. As at December 31, 2007, there were 83,793 (2006 – nil) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $0.2 million (2006 – $nil). Expense related to the RSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

e)  Stock-Based Compensation

For the year ended December 31, 2007, the Company recorded a stock-based compensation recovery of $15 million (2006 – $51 million expense; 2005 – $633 million expense) relating to its stock option, cash unit and restricted share unit plans. The Company paid cash of $168 million (2006 – $159 million; 2005 – $153 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $3 million in 2007 (2006 – $3 million; 2005 – $15 million).

Of the combined mark-to-market liability for the stock option, cash unit, deferred share unit and restricted share unit plans of $405 million (2006 – $596 million), $405 million (2006 – $554 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

12.  Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

	2007			2006
Asset (liability) at December 31	Carrying Value	Fair Value	Unrecognized gain/(loss)	Carrying Value	Fair Value	Unrecognized gain/(loss)

Gross long-term debt	(4,897)	(4,876)	(21)	(4,560)	(4,436)	124

Discounted obligations under capital leases	(33)	(33)	–	(38)	(38)	–

Cross currency and interest rate swaps	54	41	(13)	–	(14)	(14)

Natural gas derivatives	(65)	(65)	–	–	55	55

Crude oil derivatives	(20)	(20)	–	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Discounted obligations under capital leases are valued using the discounted minimum payments method. Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at December 31, as appropriate.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at December 31, 2007 have been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into since January 1, 2007, the Company has elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At December 31, 2007, $33 million was included in accounts payable and accrued liabilities and $52 million in other long-term obligations related to the fair value of commodity price derivative contracts. During the year ended December 31, 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was $nil. During the year ended December, 31, 2007, the Company also recorded unrealized losses of $65 million and realized gains of $21 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement was realized as a hedging gain in the year, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at December 31, 2007:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	$/bbl	Fair value

Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(15)

Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(5)

50 Talisman Energy 2007 Annual Financial Report

Commodity Contracts Not Designated as Hedges

Fixed price swaps	Financial instrument classification	Term	mcf/d	C$/mcf	Fair value

ICE index	Held-for-trading	2008 Jul – Sep	24,390	6.29	(7)

ICE index	Held-for-trading	2008/09 Oct – Mar	23,452	8.73	(14)

ICE index	Held-for-trading	2009 Apr – Sep	23,452	6.64	(13)

ICE index	Held-for-trading	2009/10 Oct – Mar	20,638	8.43	(11)

ICE index	Held-for-trading	2010 Apr – Sep	20,638	6.93	(8)

ICE index	Held-for-trading	2010/11 Oct – Mar	17,824	8.14	(9)

ICE index	Held-for-trading	2011 Apr – Jun	16,886	7.43	(3)

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into US$304 million at an interest rate of 5.054%. The ineffectiveness recorded in net income was $nil and the unrecognized loss of $13 million was recorded in other comprehensive income for the year ended December 31. At December 31, 2007, $1 million was recorded in accounts receivable and $40 million in other assets related to the interest rate and foreign exchange derivative contracts.

Foreign Exchange Risk and Net Investment Hedges

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales. The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income.

Other Held-for-Trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude Canada. During the third quarter of 2007, these were sold for approximately $262 million, crystallizing a gain of $19 million, net of tax.

Interest Rate Risk

Drawings under the Company's bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company's accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its joint participants and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2007, the Company's largest credit exposure to a single party was approximately $158 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

13.  Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The

Talisman Energy 2007 Annual Financial Report 51

plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Estimated Future Minimum Commitments1

	2008	2009	2010	2011	2012	Subsequent to 2012	Total

Office leases	33	31	34	33	31	75	237

Ocean-going vessel leases[2]	150	133	93	53	46	48	523

Transportation and processing commitments[3]	152	142	130	127	120	401	1,072

Minimum work commitments	301	139	20	–	–	–	460

Abandonment obligations	45	45	58	49	40	4,290	4,527

Other service contracts[4]	861	1,613	441	179	103	45	3,242

Total	1,542	2,103	776	441	340	4,859	10,061

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2007 exchange rate.
2
Includes the future minimum lease payments of assets under capital lease.
3
Certain of the Company's transportation commitments are tied to firm gas sales contracts.
4
Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

Talisman's estimated total undiscounted future ARO at December 31, 2007 was $4.5 billion (2006 – $4.6 billion), approximately 58% of which is denominated in UK£. At December 31, 2007, Talisman had accrued $2,025 million (2006 – $1,879 million) of this liability. The Company has provided letters of credit, effective January 1, 2008 in an amount of $1,025 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($759 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement described in note 10 to the Consolidated Financial Statements, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments related to Corridor.

In conjunction with the PM-3 CAA development project, the Company entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The Company is subject to volume delivery requirements in relation to the long-term sales contract in Malaysia. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year. An accrual of $3 million has been made in 2007 related to undelivered volumes. The Company currently expects to be able to meet delivery requirements once the Northern Fields development has been fully commissioned. Commissioning is expected to start mid-2008.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Natural Gas (North America)

The Company has entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted average contract price in each of the years shown. The Company has sufficient future production to meet these fixed price sales contracts as the volumes represent less than 1% of the anticipated future North American production.

Fixed price sales	2008	2009	2010	2011	2012

Volumes (mcf/d)	12,800	3,552	3,552	3,552	–

Weighted average price ($/mcf)	3.96	2.96	3.04	3.14	–

52 Talisman Energy 2007 Annual Financial Report

14.  Other Revenue

Years ended December 31	2007	2006	2005

Pipeline and custom treating tariffs[1]	115	95	86

Investment income	21	13	14

Marketing income	12	3	10

	148	111	110

1
$66 million (2006 – $63 million; 2005 – $55 million) has been reclassified to income from discontinued operations.

15.  Other Expenses, Net

Years ended December 31	2007	2006	2005

Net gain on asset disposals	(12)	(106)	(3)

Foreign exchange loss (gain)	53	24	(7)

Property impairments	9	–	31

Wind farm	5	22	–

Miscellaneous interest	20	21	6

Other	(34)	10	12

	41	(29)	39

16.  Taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2007	2006	2005

Current income taxes

North America	105	31	95

UK	73	86	224

Scandinavia	189	215	236

Southeast Asia	294	333	291

Other	121	105	114

	782	770	960

Future income taxes (recovery)

North America	(251)	(141)	75

UK	305	685	124

Scandinavia	(109)	(16)	(72)

Southeast Asia	(28)	(5)	(34)

Other	16	(25)	(22)

	(67)	498	71

Total[1]	715	1,268	1,031

1
$246 million (2006 – $269 million; 2005 – $203 million) has been reclassified to income of discontinued operations.

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2007	2006

Future tax liabilities

Property, plant and equipment	4,969	5,145

Other	258	223

	5,227	5,368

Future tax assets

Asset retirement obligations	959	899

Other	154	128

	1,113	1,027

Net future tax liability[1]	4,114	4,341

1
$23 million (2006 – $109 million) has been reclassified to liabilities of discontinued operations.

Talisman Energy 2007 Annual Financial Report 53

The net future tax liability is presented in the balance sheet as follows:

Years ended December 31	2007	2006

Balance sheet

Future tax liabilities	4,147	4,361

Future tax assets (note 6)	(33)	(20)

	4,114	4,341

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 25.35% for the year ended December 31, 2007 (2006 – 29.37%; 2005 – 34.13%) to income from continuing operations as follows:

Years ended December 31	2007	2006	2005

Income taxes calculated at the Canadian statutory rate	511	860	831

Increase (decrease) in income taxes resulting from:

Non-deductible royalties, mineral taxes and expenses	–	17	84

Resource allowances	–	(14)	(63)

Change in statutory tax rates	(183)	113	–

Non-taxable expense (income)	89	(26)	19

Deductible PRT expense	(65)	(82)	(27)

Higher foreign tax rates	393	422	157

Provincial rebates and credits	–	(1)	(7)

Federal tax on large corporations	–	–	9

Other	(30)	(21)	28

Income taxes	715	1,268	1,031

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $262 million (2006 – $256 million; 2005 – $147 million) and future tax recovery of $6 million (2006 – expense of $34 million; 2005 – expense of $37 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

17.  Supplemental Cash Flow Information

Years ended December 31	2007	2006	2005

Items not involving cash

Depreciation, depletion and amortization	2,316	1,926	1,595

Property impairments	9	–	31

Dry hole	684	296	241

Net gain on asset disposals	(12)	(106)	(3)

Stock-based (recovery) compensation	(183)	(108)	480

Future taxes and deferred PRT (recovery)	(73)	532	108

Unrealized losses on held-for-trading financial instruments	65	–	–

Other	55	17	29

	2,861	2,557	2,481

Cash interest paid (net of capitalized interest)	232	184	171

Cash income taxes paid	997	1,173	757

54 Talisman Energy 2007 Annual Financial Report

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2007	2006	2005

Accounts receivable	(91)	197	(175)

Inventories	77	(182)	(64)

Prepaid expenses	13	(9)	(2)

Asset retirement obligations expenditures[1]	(46)	(50)	(32)

Accounts payable and accrued liabilities	(186)	(93)	254

Income and other taxes payable	(24)	(237)	218

Net source (use) of cash	(257)	(374)	199

1
$31 million of the asset retirement expenditures in 2007 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2006.

18.  Weighted Average Shares Outstanding - Basic and Diluted

(millions)	2007	2006	2005

Weighted average number of common shares outstanding – basic	1,032	1,092	1,104

Dilution effect of stock options	24	30	27

Weighted average number of common shares outstanding – diluted	1,056	1,122	1,131

Outstanding stock options are the only instruments that are currently dilutive to net income per share. For 2007, 10,859,778 stock options that were antidilutive have been excluded from the computation of diluted net income per share (2006 – 2,548,433; 2005 – 5,389,872).

19.  Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 46% of the accrued benefit obligation as at December 31, 2007, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2006, with the next valuation as of December 31, 2007. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2007	2006	2005

Accrued benefit obligation

Discount rate (%)	5.5	5.1	4.9

Rate of compensation increase (%)	4.8	4.5	4.3

Benefit expense

Discount rate (%)	5.0	4.9	5.6

Expected long-term rate of return on plan assets (%)	6.8	6.8	7.0

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2018	2018	2018

Talisman Energy 2007 Annual Financial Report 55

The Company's net benefit plan expense is as follows:

	2007	2006	2005

Current service cost – defined benefit	21	12	10

Current service cost – defined contribution	11	11	8

Interest cost	12	10	10

Actual return on plan assets	(7)	(22)	(16)

Actuarial losses on accrued benefit obligation	2	24	19

Other	(3)	2	–

Costs arising during the year	36	37	31

Differences between costs arising during the year and net benefit plan expense

Actual return on plan assets	(7)	19	4

Actuarial (gain) loss	2	(31)	(14)

Prior service benefit	(3)	–	–

Amortization of net transitional asset	(1)	–	(2)

Net benefit plan expense	27	25	19

The net benefit plan expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

Information about the Company's defined pension benefit plans is as follows:

	2007		2006
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	67	180	67	125

Current service cost	1	20	1	11

Interest cost	3	9	3	7

Actuarial losses (gains)	(1)	3	(1)	25

Plan participants' contributions	–	1	–	1

Benefits paid	(4)	(3)	(3)	(2)

Foreign currency translation	–	(16)	–	11

Other	–	2	–	2

Accrued benefit obligation, end of year	66	196	67	180

Plan assets

Fair value of plan assets, beginning of year	111	100	111	71

Actual return on plan assets	–	7	15	7

Employer contributions	–	18	–	12

Plan participants' contributions	–	1	–	1

Surplus applied to defined contribution plan	(11)	–	(11)	–

Benefits paid	(4)	(3)	(3)	(2)

Expenses	–	–	(1)	–

Foreign currency translation	–	(13)	–	10

Other	–	(1)	–	–

Fair value of plan assets, end of year	96	109	111	99

Funded status – surplus (deficit)[2]	30	(87)	44	(81)

Unamortized net actuarial losses	15	38	11	43

Unamortized prior service cost	–	6	–	4

Unamortized net transitional (asset) obligation	(3)	2	(5)	3

Net accrued benefit asset (liability)[1]	42	(41)	50	(31)

1
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.
2
The funding deficit on the Retirement Compensation Arrangement is secured by letters of credit.
3
$3 million of the 2006 net accrued benefit liability of pension plans with a funding deficit has been reclassified to discontinued operations.

56 Talisman Energy 2007 Annual Financial Report

At December 31, 2007, the accrued benefit obligation for other post-retirement benefit plans was $10 million (2006 – $9 million; 2005 – $13 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. The effect of a one-percentage point change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

The composition of the plan assets as a percentage of fair value is as follows:

	2007	2006	2005

Equity securities (%)	71	79	76

Fixed income (%)	27	20	24

Cash (%)	2	1	–

	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans that account for 50% of total plan assets is 70% equities and 30% bonds. Plan assets do not include any common shares of Talisman.

The projected future benefit payments are as follows:

2008	2009	2010	2011	2012	Thereafter

8	9	9	10	11	75

20.  Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

In 2006, Talisman redefined its reporting segments to those described above. In 2005, the UK and Scandinavia were reported in aggregate as the North Sea, Alaska was included in the Other reporting segment and excluded from the North America segment, and operations in North Africa (Algeria, Tunisia) and Trinidad and Tobago were reported as separate segments. All prior periods have been restated to conform to the current presentation.

Talisman Energy 2007 Annual Financial Report 57

	North America[1]			UK2			Scandinavia[3]
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	2,975	3,021	3,536	2,677	2,416	2,163	903	890	614

Hedging	110	86	(78)	(6)	(20)	1	–	–	–

Royalties	544	551	690	4	5	10	4	4	–

Net sales	2,541	2,556	2,768	2,667	2,391	2,154	899	886	614

Other	105	74	72	18	24	37	23	11	–

Total revenue	2,646	2,630	2,840	2,685	2,415	2,191	922	897	614

Segmented expenses

Operating expenses	522	463	389	876	631	570	289	259	180

Transportation	65	73	75	55	54	43	35	27	15

DD&A	1,053	946	815	613	439	396	341	248	157

Dry hole	376	135	122	109	26	38	83	11	15

Exploration	148	168	143	40	25	29	34	30	24

Other	(48)	(108)	(14)	27	33	54	(4)	–	–

Total segmented expenses	2,116	1,677	1,530	1,720	1,208	1,130	778	575	391

Segmented income before taxes	530	953	1,310	965	1,207	1,061	144	322	223

Non-segmented expenses

General and administrative	–	–	–	–	–	–	–	–	–

Interest on long-term debt	–	–	–	–	–	–	–	–	–

Stock-based compensation	–	–	–	–	–	–	–	–	–

Currency translation	–	–	–	–	–	–	–	–	–

Loss on held-for-trading financial instruments	–	–	–	–	–	–	–	–	–

Total non-segmented expenses	–	–	–	–	–	–	–	–	–

Income from continuing operations before taxes	–	–	–	–	–	–	–	–	–

Capital expenditures

Exploration	851	1,080	707	246	138	129	148	102	36

Development	836	1,102	757	990	1,040	741	465	230	109

Midstream	133	174	72	–	–	–	–	–	–

Exploration and development	1,820	2,356	1,536	1,236	1,178	870	613	332	145

Property acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	–	–	–

Other non-segmented	–	–	–	–	–	–	–	–	–

Net capital expenditures[6]	–	–	–	–	–	–	–	–	–

Property, plant and equipment	7,914	7,571	6,339	5,650	6,104	4,112	1,773	1,558	1,407

Goodwill	249	249	249	386	449	394	676	697	643

Other	1,153	723	612	408	432	359	199	139	169

Discontinued operations	–	599	818	59	346	698	–	–	–

Segmented assets	9,316	9,142	8,018	6,503	7,331	5,563	2,648	2,394	2,219

Non-segmented assets	–	–	–	–	–	–	–	–	–

Total assets	–	–	–	–	–	–	–	–	–

1	North America	2007	2006	2005	2	UK	2007	2006	2005	3	Scandinavia	2007	2006	2005

	Canada	2,436	2,377	2,494		UK	2,612	2,342	2,135		Norway	845	819	604
	US	210	253	346		Netherlands	73	73	56		Denmark	77	78	10

	Total revenue	2,646	2,630	2,840		Total revenue	2,685	2,415	2,191		Total revenue	922	897	614

	Canada	7,524	7,124	5,836		UK	5,592	6,054	4,067		Norway	1,595	1,321	1,149
	US	390	447	503		Netherlands	58	50	45		Denmark	178	237	256

	Property, plant and equipment	7,914	7,571	6,339		Property, plant and equipment	5,650	6,104	4,112		Property, plant and equipment	1,773	1,558	1,407

58 Talisman Energy 2007 Annual Financial Report

	Southeast Asia[4]			Other[5]			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	2,096	2,125	1,527	614	539	578	9,265	8,991	8,418

Hedging	–	–	–	–	–	–	104	66	(77)

Royalties	843	797	553	203	165	170	1,598	1,522	1,423

Net sales	1,253	1,328	974	411	374	408	7,771	7,535	6,918

Other	2	2	1	–	–	–	148	111	110

Total revenue	1,255	1,330	975	411	374	408	7,919	7,646	7,028

Segmented expenses

Operating expenses	169	161	87	39	36	35	1,895	1,550	1,261

Transportation	47	46	43	8	7	9	210	207	185

DD&A	248	224	144	61	69	83	2,316	1,926	1,595

Dry hole	48	15	11	68	109	55	684	296	241

Exploration	22	22	40	74	73	39	318	318	275

Other	6	9	1	7	12	5	(12)	(54)	46

Total segmented expenses	540	477	326	257	306	226	5,411	4,243	3,603

Segmented income before taxes	715	853	649	154	68	182	2,508	3,403	3,425

Non-segmented expenses

General and administrative	–	–	–	–	–	–	223	233	201

Interest on long-term debt	–	–	–	–	–	–	205	166	163

Stock-based compensation	–	–	–	–	–	–	(15)	51	633

Currency translation	–	–	–	–	–	–	53	25	(7)

Loss on held-for-trading financial instruments	–	–	–	–	–	–	25	–	–

Total non-segmented expenses	–	–	–	–	–	–	491	475	990

Income from continuing operations before taxes	–	–	–	–	–	–	2,017	2,928	2,435

Capital expenditures

Exploration	172	72	74	144	161	138	1,561	1,553	1,084

Development	340	259	231	64	88	46	2,695	2,719	1,884

Midstream	–	–	–	–	–	–	133	174	72

Exploration and development	512	331	305	208	249	184	4,389	4,446	3,040

Property acquisitions	–	–	–	–	–	–	317	204	252

Proceeds on dispositions	–	–	–	–	–	–	(45)	(119)	(22)

Other non-segmented	–	–	–	–	–	–	41	36	28

Net capital expenditures[6]	–	–	–	–	–	–	4,702	4,567	3,298

Property, plant and equipment	1,988	1,561	1,465	438	484	482	17,763	17,278	13,805

Goodwill	104	123	123	3	4	4	1,418	1,522	1,413

Other	335	365	348	108	77	75	2,203	1,716	1,563

Discontinued operations	–	–	–	–	–	–	59	945	1,516

Segmented assets	2,427	2,049	1,936	549	565	561	21,443	21,481	18,297

Non-segmented assets	–	–	–	–	–	–	–	–	61

Total assets	–	–	–	–	–	–	21,443	21,481	18,358

4	Southeast Asia	2007	2006	2005	5	Other	2007	2006	2005	6	Excluding corporate acquisitions

	Indonesia	591	558	408		Trinidad and Tobago	158	186	194
	Malaysia	473	561	539		Algeria	220	174	212
	Vietnam	28	30	28		Tunisia	35	14	2
	Australia	163	191	–

	Total revenue	1,255	1,330	975		Total revenue	411	374	408

	Indonesia	778	417	371		Trinidad and Tobago	210	246	275
	Malaysia	884	879	818		Algeria	180	199	162
	Vietnam	162	54	23		Tunisia	14	15	15
	Australia	164	211	253		Other	34	24	30

	Property, plant and equipment	1,988	1,561	1,465		Property, plant and equipment	438	484	482

Talisman Energy 2007 Annual Financial Report 59

21.  Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below:

Balance Sheet Items in Accordance with US GAAP

		2007		2006
December 31 (millions of C$)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated – see note 3)	(restated – see note 3)
Current assets		1,875	1,875	2,300	2,300

Property, plant and equipment	1-3	17,763	17,969	17,278	17,513

Other non-current assets	4,9	1,805	1,735	1,903	1,952

		21,443	21,579	21,481	21,765

Current liabilities	10	2,329	2,448	3,182	3,204

Long-term debt		4,862	4,862	4,560	4,560

Future income taxes	2,9	4,147	4,055	4,361	4,306

Other non-current liabilities	4,9,10	2,142	2,220	2,071	2,141

		13,480	13,585	14,174	14,211

Shareholders' equity

Common shares		2,437	2,437	2,533	2,533

Contributed surplus	5	64	81	67	84

Accumulated other comprehensive income	4,6,9	(189)	(219)	122	187

Retained earnings	1-6,9,10	5,651	5,695	4,585	4,750

Total liabilities and shareholders' equity		21,443	21,579	21,481	21,765

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

			(restated - see note 3)	(restated - see note 3)
Net income from continuing operations – Canadian GAAP		1,046	1,370	1,220

Depreciation, depletion and amortization	1,2,3	(29)	(35)	(41)

Loss on derivative instruments	4	(9)	(13)	(19)

Deferred income taxes	2	34	12	(6)

Stock-based compensation	10	(103)	(37)	–

Interest on long-term debt	4	(3)	(3)	1

		(110)	(76)	(65)

Net income from continuing operations		936	1,294	1,155

Net income from discontinued operations		1,032	635	341

Net income before cumulative effect of changes in accounting principles		1,968	1,929	1,496

Cumulative effect of changes in accounting principles, net of tax	10	–	(9)	–

Net income – US GAAP		1,968	1,920	1,496

Per common share amounts US GAAP (C$)

Basic

Income from continuing operations		0.91	1.18	1.05

Income from discontinued operations		1.00	0.59	0.30

Income before cumulative effect of changes in accounting principles		1.91	1.77	1.36

Cumulative effect of changes in accounting principles, net of tax		–	(0.01)	–

Net income		1.91	1.76	1.36

Diluted

Income from continuing operations		0.89	1.15	1.02

Income from discontinued operations		0.98	0.57	0.30

Income before cumulative effect of changes in accounting principles		1.87	1.72	1.32

Cumulative effect of changes in accounting principles, net of tax		–	(0.01)	–

Net income		1.87	1.71	1.32

60 Talisman Energy 2007 Annual Financial Report

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

Net Income – US GAAP		1,968	1,920	1,496

Foreign currency – translation of self-sustaining operations	6	947	179	40

Foreign currency – translation into reporting currency		(1,242)	208	(229)

Employee benefits, net of tax	9	(13)	–	(8)

Change in fair value of cash flow hedges, net of tax	4	(98)	92	(20)

Other Comprehensive Income (loss) – US GAAP		(406)	479	(217)

Comprehensive Income – US GAAP		1,562	2,399	1,279

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

Operating

Cash provided by operating activities	7	3,752	4,056	4,596

Investing

Cash used in investing activities	7	(2,921)	(3,452)	(5,869)

Financing

Cash provided by (used in) financing activities	8	(393)	(656)	1,361

Effect of translation on foreign currency cash		(5)	10	19

Net increase (decrease) in cash and cash equivalents		433	(42)	107

Cash and cash equivalents, beginning of year	8	103	145	38

Cash and cash equivalents, end of year	8	536	103	145

21.1    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP, has created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

21.2    Income Taxes and DD&A Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in DD&A expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

21.3    Impairments:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

21.4    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges, as described in note 12. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheets at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004, management designated its commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are now recognized in other comprehensive income with any ineffective portion recognized in net income. The ineffective portion was a loss of $nil in 2007 (2006 – $10 million; 2005 – $nil). In 2006, the change in the fair value of derivative financial

Talisman Energy 2007 Annual Financial Report 61

instruments increased other comprehensive income by $92 million, net of income tax of $38 million. For fair value hedges, both the financial instrument designated as the hedging item, and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

21.5    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

21.6    Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations:    Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are realized in other comprehensive income. Under Canadian GAAP, prior to 2007, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and consequently no GAAP differences remain.

21.7    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

21.8    Cash and Cash Equivalents:    Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness may be treated as a component of cash and cash equivalents.

21.9    Employee Future Benefits:    In 2006, the Company adopted FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provision of Statements 87 and 106. In order to record the difference between the funded positions of our plans and the carrying value under Canadian GAAP, other assets have decreased by $12 million (2006 – $6 million), other long-term liabilities have increased by $49 million (2006 – $47 million) and future tax liabilities have been reduced by $15 million (2006 – $16 million), with the balance of $46 million (2006 – $37 million) recorded in accumulated other comprehensive income. Also under this Statement a company is required to measure defined benefit plan assets and obligations as of the balance sheet date, this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

The amounts in accumulated other comprehensive income are as follows:

	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional asset (obligation)	3	(2)	1

Past service costs	–	(7)	(7)

Net actuarial loss	(16)	(39)	(55)

Future tax assets	3	12	15

Included in accumulated other comprehensive income	(10)	(36)	(46)

Prior to the adoption of Statement 158 in 2006, the company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows; net transitional asset of $1 million, net actuarial losses of $5 million and past service costs of $1 million.

21.10    Stock-Based Compensation:    Effective January 1, 2006, the Company adopted FASB Statement 123R for US GAAP purposes. All of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R, there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R in 2006, the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 11.

62 Talisman Energy 2007 Annual Financial Report

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2007	2006

Expected volatility	30%	30%

Risk free interest rate	3.7%	4.0%

Expected term (years)	5.0	5.4

Expected forfeiture rate	7.5%	7.5%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of our common shares over an historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and our expectation for future payments.

For the year ended December 31, 2007, the total stock-based compensation expense was $88 million (2006 – $88 million; 2005 – $633 million). The stock-based compensation expense net of tax was $66 million (2006 – $58 million; 2005 – $447 million). At December 31, 2007, there was unrecognized compensation expense of $60 million (2006 – $95 million; 2005 – $nil) which is expected to be realized over a weighted average period of 2.1 years (2006 – 1.8 years). The total number of options and cash units expected to vest as at December 31, 2007 was 73.5 million, with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $13.47 and an aggregate intrinsic value of $362 million.

Newly Issued US Accounting Standards

a)    Fair Value Measurements

In September 2006, the FASB issued Statement 157, Fair Value Measurements. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. It establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of these recommendations is not expected to have a material impact on Talisman.

b)    Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, Talisman adopted FIN 48 for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

c)    Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value, with changes in fair value recognized in earnings. Upon adoption, the first remeasurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. This statement will be effective for Talisman's 2008 reporting. Talisman is currently evaluating whether to elect to report certain eligible assets and liabilities at fair value.

d)    Business Combinations

In December 2007, the FASB issued Statement 141R Business Combinations which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

(millions of US$, except as noted)	2007	2006	2005

Total revenue[1]	7,403	6,744	5,804

Net income	1,840	1,694	1,235

Net income per common share (US$/share)	1.78	1.55	1.12

Average exchange rate (US$/C$)	0.9348	0.8820	0.8258

1 Total revenue excludes the results of discontinued operation. Prior periods have been restated accordingly.

Talisman Energy 2007 Annual Financial Report 63

Supplementary Oil and Gas Information

(unaudited)

The supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB's SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 2 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Net oil and gas revenue derived from proved reserves[1]	2,670	2,942	899	1,254	411	8,176

Less: Production costs	538	992	289	169	39	2,027

Transportation	66	70	35	47	8	226

Exploration and dry hole expense	525	148	116	70	142	1,001

Depreciation, depletion and amortization	1,030	626	341	243	59	2,299

Tax expense	116	643	95	359	102	1,315

Results of operations	395	463	23	366	61	1,308

2006

Net oil and gas revenue derived from proved reserves[1]	2,836	2,923	886	1,329	374	8,348

Less: Production costs	511	740	259	161	36	1,707

Transportation	73	72	27	46	7	225

Exploration and dry hole expense	302	51	42	38	182	615

Depreciation, depletion and amortization	997	532	248	224	69	2,070

Tax expense	286	876	235	405	69	1,871

Results of operations	667	652	75	455	11	1,860

2005

Net oil and gas revenue derived from proved reserves[1]	3,160	2,651	614	974	408	7,807

Less: Production costs	442	665	180	87	35	1,409

Transportation	74	64	15	43	9	205

Exploration and dry hole expense	265	67	39	50	94	515

Depreciation, depletion and amortization	906	552	157	144	83	1,842

Tax expense	543	651	175	270	93	1,732

Results of operations	930	652	48	380	94	2,104

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

64 Talisman Energy 2007 Annual Financial Report

Capitalized Costs Related to Oil and Gas Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Proved properties	7,883	8,232	2,327	2,675	596	21,713

Unproved properties	326	922	192	232	57	1,729

Incomplete wells and facilities	166	71	7	53	5	302

	8,375	9,225	2,526	2,960	658	23,744

Less: Accumulated depreciation, depletion and amortization	1,167	3,561	753	991	221	6,693

Net capitalized costs	7,208	5,664	1,773	1,969	437	17,051

2006

Proved properties	9,915	9,808	1,701	2,346	609	24,379

Unproved properties	351	1,280	291	66	71	2,059

Incomplete wells and facilities	162	10	15	30	2	219

	10,428	11,098	2,007	2,442	682	26,657

Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381

Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

2005

Proved properties	10,125	7,577	1,221	1,877	396	21,196

Unproved properties	312	924	373	90	170	1,869

Incomplete wells and facilities	117	2	4	41	36	200

	10,554	8,503	1,598	2,008	602	23,265

Less: Accumulated depreciation, depletion and amortization	4,069	3,871	191	586	123	8,840

Net capitalized costs	6,485	4,632	1,407	1,422	479	14,425

Talisman Energy 2007 Annual Financial Report 65

Costs Incurred in Oil and Gas Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Property acquisition costs

Proved	23	–	–	253	–	276

Unproved	122	–	–	156	10	288

Exploration costs	749	246	148	171	144	1,458

Development costs	849	1,007	465	340	64	2,725

Asset retirement costs	121	–	124	53	8	306

Total costs incurred	1,864	1,253	737	973	226	5,053

2006

Property acquisition costs

Proved	17	29	3	–	–	49

Unproved	322	183	–	3	–	508

Exploration costs	758	138	102	68	161	1,227

Development costs	1,179	1,086	230	259	88	2,842

Asset retirement costs	60	434	1	15	3	513

Total costs incurred	2,336	1,870	336	345	252	5,139

2005

Property acquisition costs

Proved	222	1,032	955	220	15	2,444

Unproved	130	919	350	64	–	1,463

Exploration costs	589	126	39	73	137	964

Development costs	853	738	129	231	46	1,997

Asset retirement costs	90	(97)	142	29	5	169

Total costs incurred	1,884	2,718	1,615	617	203	7,037

66 Talisman Energy 2007 Annual Financial Report

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the respective year end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

  •
  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

  •
  future prices and economic conditions will differ from those at year end. For example, changes in prices increased the discounted future net cash flows by $10 billion in 2007;

  •
  future production and development costs will be determined by future events and will differ from those at year end; and

  •
  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2007	2006	2005

Oil and liquids ($/bbl)

North America[1]	71.28	55.04	50.95

UK	94.93	67.72	66.31

Scandinavia	95.46	68.50	68.38

Southeast Asia	98.58	68.32	65.88

Other	96.33	69.22	67.49

Total	90.69	65.22	62.83

Natural gas ($/mcf)

North America	6.89	6.72	10.87

UK	6.78	7.68	10.90

Scandinavia	9.22	7.73	3.69

Southeast Asia	5.97	4.99	4.87

Other	2.56	2.79	2.17

Total	6.35	5.93	8.03

1
The price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade.

Talisman Energy 2007 Annual Financial Report 67

Discounted Future Net Cash Flows from Proved Reserves

December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Future cash inflows[1]	24,094	37,256	7,140	13,836	3,234	85,560

Future costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future income and production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

10% discounted rate	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

2006

Future cash inflows[1]	23,058	26,963	4,821	10,875	2,959	68,676

Future costs

Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)

Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)

Development and site restoration	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)

Future costs	(9,535)	(20,496)	(3,582)	(3,759)	(770)	(38,142)

Future inflows before income taxes	13,523	6,467	1,239	7,116	2,189	30,534

Future income and production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)

Net cash flows	10,292	3,349	833	4,163	1,323	19,960

10% discounted rate	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)

Discounted cash flows	6,013	3,298	560	2,331	817	13,019

2005

Future cash inflows[1]	30,776	25,891	3,084	11,039	2,627	73,417

Future costs

Transportation	(649)	(659)	(105)	(661)	(70)	(2,144)

Production	(5,148)	(9,499)	(1,077)	(1,645)	(412)	(17,781)

Development and site restoration	(2,601)	(3,483)	(470)	(980)	(196)	(7,730)

Future costs	(8,398)	(13,641)	(1,652)	(3,286)	(678)	(27,655)

Future inflows before income taxes	22,378	12,250	1,432	7,753	1,949	45,762

Future income and production revenue taxes	(6,793)	(5,719)	(778)	(3,282)	(737)	(17,309)

Net cash flows	15,585	6,531	654	4,471	1,212	28,453

10% discounted rate	(6,330)	(1,477)	(102)	(1,899)	(452)	(10,260)

Discounted cash flows	9,255	5,054	552	2,572	760	18,193

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

Principal Sources of Changes in Discounted Cash Flows

Year ended December 31 (millions of C$)	2007	2006	2005

Sales of oil and gas produced net of production costs	(5,923)	(6,416)	(6,193)

Net change in prices	10,218	(4,021)	12,824

Net change in transportation costs	316	51	68

Net changes in production costs	(1,359)	(3,255)	(1,163)

Net changes in future development & site restoration costs	(719)	(2,208)	(426)

Development costs incurred during year	1,955	1,864	1,256

Extensions, discoveries and improved recovery	1,451	2,340	3,267

Revisions of previous reserve estimates	1,515	676	802

Net purchases	176	31	3,277

Net sales of reserves in place	(929)	(509)	(27)

Accretion of discount	2,055	2,869	1,522

Net change in taxes	(4,076)	2,965	(6,934)

Other	(920)	439	(240)

Net change	3,759	(5,174)	8,033

68 Talisman Energy 2007 Annual Financial Report

Continuity of Net Proved Reserves1

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2004	152.2	285.9	9.2	46.2	32.8	526.3

Discoveries, additions and extensions	10.6	42.3	2.1	16.4	3.8	75.2

Purchase of reserves	0.1	32.8	41.9	17.0	0.7	92.5

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(5.2)	30.1	1.6	(16.0)	1.1	11.6

2005 Production	(15.5)	(38.6)	(9.3)	(7.7)	(6.6)	(77.7)

Proved reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0

Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)

Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3

2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)

Proved reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2

Discoveries, additions and extensions	5.9	6.4	11.2	0.9	1.1	25.5

Purchase of reserves	–	–	–	1.0	–	1.0

Sale of reserves	(9.8)	(4.1)	–	–	–	(13.9)

Net revisions and transfers	2.0	42.1	5.3	(3.4)	(1.8)	44.2

2007 Production	(12.5)	(36.9)	(11.1)	(8.7)	(5.1)	(74.3)

Proved reserves at December 31, 2007	123.9	385.3	67.2	43.7	27.6	647.7

Proved developed

December 31, 2004	142.6	247.6	4.7	19.2	27.0	441.1

December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1

December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3

December 31, 2007	118.9	342.6	25.6	29.6	25.4	542.1

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2004	2,133.5	168.3	9.0	1,554.8	216.5	4,082.1

Discoveries, additions and extensions	274.9	23.1	0.3	81.7	–	380.0

Purchase of reserves	11.7	56.9	4.4	30.8	1.2	105.0

Sale of reserves	(1.1)	–	–	–	–	(1.1)

Net revisions and transfers	2.5	15.8	(2.3)	(94.0)	(2.9)	(80.9)

2005 Production	(265.6)	(33.0)	(3.2)	(73.1)	–	(374.9)

Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2

Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7

Purchase of reserves	2.9	–	–	–	–	2.9

Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)

Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9

2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)

Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0

Discoveries, additions and extensions	272.2	4.3	9.8	76.7	(10.2)	352.8

Purchase of reserves	3.3	–	–	192.2	–	195.5

Sale of reserves	(117.9)	(53.0)	–	–	–	(170.9)

Net revisions and transfers	23.8	(5.3)	(2.1)	(42.0)	4.3	(21.3)

2007 Production	(262.9)	(23.9)	(5.1)	(73.1)	(0.1)	(365.1)

Proved reserves at December 31, 2007	2,196.1	100.2	78.9	1,604.5	223.3	4,203.0

Proved developed

December 31, 2004	1,788.2	148.0	2.0	624.0	–	2,562.2

December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5

December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

December 31, 2007	1,820.7	86.7	7.0	855.5	1.0	2,770.9

1
For definitions of reserves, see the note found on page 27 of this Annual Financial Report.
2
North America net proved reserves exclude synthetic crude oil reserves: 2005 – 34.3 mmbbls; 2006 – 32.0 mmbbls and 2007 – 0 mmbbls (asset sold).

Talisman Energy 2007 Annual Financial Report 69

Additional Information

Historical Financial Summary

Years ended December 31 (millions of C$ unless otherwise stated)	2007[1]	2006[1]	2005[1]	2004	2003

Balance sheets

Current assets	1,875	2,300	1,489	970	975

Other assets	387	381	1,646	896	139

Goodwill	1,418	1,522	1,413	441	473

Property, plant and equipment	17,763	17,278	13,806	10,101	10,193

Total assets	21,443	21,481	18,354	12,408	11,780

Current liabilities	2,329	3,182	2,991	1,643	1,218

Long-term debt	4,862	4,560	4,263	2,457	2,595

Other liabilities	6,289	6,432	5,305	3,477	3,343

Minority interest	–	–	66	–	–

Shareholders' equity	7,963	7,307	5,729	4,831	4,624

Total liabilities and shareholders' equity	21,443	21,481	18,354	12,408	11,780

Income statements

Revenue

Gross sales	9,265	8,991	8,418	6,299	5,610

Less hedging gain (loss)	104	66	(77)	480	194

Gross sales, net of hedging	9,369	9,057	8,341	5,819	5,416

Less royalties	1,598	1,522	1,423	1,059	894

Net sales	7,771	7,535	6,918	4,760	4,522

Other	148	111	110	80	76

Total revenue	7,919	7,646	7,028	4,840	4,598

Expenses

Operating	1,895	1,550	1,261	1,091	1,039

Transportation	210	207	185	174	181

General and administrative	223	233	201	183	152

Depreciation, depletion and amortization	2,316	1,926	1,595	1,479	1,435

Dry hole	684	296	241	311	251

Exploration	318	318	275	238	213

Interest on long-term debt	205	166	163	173	178

Stock-based compensation	(15)	51	633	171	185

Loss on held-for-trading financial instruments	25	–	–	–	–

Other	41	(29)	39	89	16

Total expenses	5,902	4,718	4,593	3,909	3,650

Gain on sale of Sudan operations	–	–	–	–	296

Income before taxes	2,017	2,928	2,435	931	1,244

Taxes

Current income tax	782	770	960	427	229

Future income tax (recovery)	(67)	498	71	(143)	(53)

Petroleum Revenue Tax	256	290	184	128	92

	971	1,558	1,215	412	268

Net income from continuing operations	1,046	1,370	1,220	519	976

Income from discontinued operations	1,032	635	341	135	–

Net income	2,078	2,005	1,561	654	976

1
Adjusted for discontinued operations.

70 Talisman Energy 2007 Annual Financial Report

Ratios and Key Indicators

Years ended December 31 (millions of C$ unless otherwise stated)	2007	2006	2005	2004	2003

Net income	2,078	2,005	1,561	654	976

Cash flow[1]	4,327	4,748	4,672	2,916	2,691

Exploration and development spending	4,445	4,578	3,179	2,538	2,180

Acquisitions	317	204	3,170	330	768

Dispositions	1,473	872	22	88	1,112

Debt/debt + equity (%)	38	38	43	34	36

Debt/cash flow (times)	1.1	1.0	0.9	0.8	1.0

Per common share

Net income ($)	2.01	1.84	1.41	0.57	0.84

Cash flow[1] ($)	4.19	4.35	4.23	2.54	2.32

Production (boe)	0.160	0.162	0.155	0.139	0.125

Proved gross reserves (at year-end) (boe)	1.61	1.57	1.49	1.32	1.18

Average royalty rate (%)	17	17	17	16	16

Unit operating costs ($/boe)	12.14	9.98	8.41	7.26	6.98

Unit depreciation, depletion and amortization ($/boe)	14.90	12.04	10.88	10.29	9.87

Return on capital employed (%)[2]	18.0	19.3	19.1	10.5	15.2

Return on active capital employed (%)[3]	27.1	30.7	25.7	12.2	17.7

Return on equity (%)[4]	27.2	30.8	29.6	13.8	22.3

1
Non-GAAP measure. See advisory on page 84.
2
Net income plus tax effected interest/(average shareholders' equity + average debt).
3
Net income plus tax effected interest/(average shareholders' equity + average debt – average non-depleted capital).
4
Net income/average shareholders' equity.

Historical Operations Summary

Years ended December 31 (millions of C$ unless otherwise stated)	2007	2006	2005	2004	2003

Daily average production

Crude oil (bbls/d)

North America	31,723	36,280	39,494	41,775	44,456

UK	99,756	99,500	104,982	114,019	108,207

Scandinavia	29,459	31,346	24,947	5,483	2,406

Southeast Asia	41,136	49,872	33,842	34,050	23,159

Other	20,653	21,559	25,488	13,537	19,633

Natural gas liquids (bbls/d)

North America	11,576	13,566	14,117	12,618	12,473

UK	2,237	3,242	2,038	1,980	2,157

Scandinavia	1,143	1,128	749	379	305

Southeast Asia	3,031	1,710	1,634	1,594	1,271

Synthetic oil (Canada) (bbls/d)	–	3,431	2,693	2,999	2,649

Total oil and liquids	240,714	261,634	249,984	228,434	216,716

Natural gas (mmcf/d)

North America	876	910	915	885	864

UK	88	126	111	111	108

Scandinavia	14	14	9	3	1

Southeast Asia	287	292	284	260	117

Total natural gas	1,265	1,342	1,319	1,259	1,090

Total (mboe/d)	452	485	470	438	398

WTI (average US$/bbl)	72.31	66.25	56.70	41.40	30.99

NYMEX gas (average US$/mmbtu)	6.92	7.26	8.55	6.09	5.44

US$/C$ exchange rate (year-end)	1.0120	0.8581	0.8577	0.8308	0.7738

Talisman Energy 2007 Annual Financial Report 71

Product Netbacks – Gross1

The following table provides information on product netbacks on a gross basis in C$ on a quarterly basis for the periods indicated.

	2007					2006					2005
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

North America

Oil and liquids ($/bbl)

Sales price	59.53	66.38	62.66	56.67	53.55	56.73	50.90	63.29	63.34	49.58	52.62

Hedging	(1.72)	(0.06)	(1.63)	(2.10)	(2.88)	–	–	–	–	–	3.99

Royalties	12.37	14.13	12.71	11.84	11.06	11.91	10.20	13.29	13.56	10.60	10.79

Transportation	0.44	0.37	0.46	0.45	0.47	0.57	0.58	0.56	0.56	0.59	0.50

Operating costs	9.98	10.63	10.81	9.83	8.82	8.57	9.33	8.64	8.64	7.76	7.24

	38.46	41.31	40.31	36.65	36.08	35.68	30.79	40.80	40.58	30.63	30.10

Natural gas ($/mcf)

Sales price	6.90	6.48	5.80	7.65	7.66	7.12	6.94	6.30	6.52	8.79	9.05

Hedging	(0.26)	(0.24)	(0.40)	(0.13)	(0.26)	(0.26)	(0.28)	(0.30)	(0.29)	(0.16)	–

Royalties	1.22	1.13	0.98	1.31	1.45	1.30	1.20	0.99	1.21	1.81	1.80

Transportation	0.18	0.17	0.20	0.18	0.19	0.19	0.17	0.18	0.18	0.23	0.19

Operating costs	1.19	1.23	1.19	1.15	1.18	1.07	1.05	1.06	1.16	1.02	0.90

	4.57	4.19	3.83	5.14	5.10	4.82	4.80	4.37	4.26	5.89	6.16

UK

Oil and liquids ($/bbl)

Sales price	76.47	87.95	77.89	74.89	64.73	72.11	67.40	74.87	75.97	71.01	64.07

Hedging	0.16	1.69	0.43	(0.20)	(1.32)	0.52	0.12	0.95	0.95	0.21	(0.03)

Royalties	0.77	0.94	0.92	0.47	0.78	0.74	0.50	0.76	1.05	0.69	0.87

Transportation	1.56	1.18	1.95	1.46	1.71	1.52	1.58	1.65	1.52	1.38	1.21

Operating costs	25.16	25.06	25.74	24.50	25.39	19.83	21.38	21.08	22.01	15.86	16.67

	48.82	59.08	48.85	48.66	38.17	49.50	43.82	50.43	50.44	52.87	45.35

Natural gas ($/mcf)

Sales price	7.19	8.25	6.22	6.47	7.72	8.50	7.52	7.53	8.61	10.11	7.30

Royalties	0.40	0.60	0.36	0.42	0.27	0.46	0.07	0.63	0.41	0.67	0.53

Transportation	0.37	0.37	0.38	0.35	0.37	0.33	0.37	0.34	0.24	0.36	0.42

Operating costs	1.16	0.74	1.14	1.31	1.38	0.71	0.84	0.59	0.63	0.78	0.91

	5.26	6.54	4.34	4.39	5.70	7.00	6.24	5.97	7.33	8.30	5.44

Scandinavia

Oil and liquids ($/bbl)

Sales price	78.16	90.31	80.60	77.11	64.64	73.79	69.14	76.11	77.25	73.42	67.72

Royalties	0.33	0.32	0.35	0.34	0.32	0.33	0.24	0.48	0.31	0.32	0.05

Transportation	2.53	2.86	2.11	2.51	2.59	1.80	1.82	2.32	1.60	1.55	1.11

Operating costs	25.45	26.73	26.45	24.77	23.86	22.42	21.34	23.17	28.06	18.51	18.98

	49.85	60.40	51.69	49.49	37.87	49.24	45.74	50.14	47.28	53.04	47.58

Natural gas ($/mcf)

Sales price	4.78	5.11	4.93	4.59	4.44	4.92	4.60	6.53	5.54	3.51	4.30

Transportation	1.23	1.02	1.44	1.14	1.42	1.10	1.14	1.52	(0.48)	2.04	1.48

	3.55	4.09	3.49	3.45	3.02	3.82	3.46	5.01	6.02	1.47	2.82

72 Talisman Energy 2007 Annual Financial Report

Product Netbacks – Gross1 (continued)

	2007					2006					2005
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	82.03	93.17	78.68	81.42	77.10	74.62	67.21	79.01	78.92	73.49	68.79

Royalties	37.87	51.26	34.30	36.03	32.53	32.36	25.02	33.41	40.90	29.97	27.28

Transportation	0.40	0.41	0.41	0.43	0.37	0.27	0.35	0.31	0.20	0.22	0.09

Operating costs	7.60	8.64	8.21	7.90	5.93	6.63	6.19	7.71	7.41	5.22	4.48

	36.16	32.86	35.76	37.06	38.27	35.36	35.65	37.58	30.41	38.08	36.94

Natural gas ($/mcf)

Sales price	7.33	7.47	7.90	7.58	6.29	6.95	5.75	7.37	7.57	7.08	6.40

Royalties	2.27	2.33	2.38	2.33	2.00	1.86	1.30	1.84	2.17	2.12	1.95

Transportation	0.39	0.34	0.43	0.40	0.39	0.38	0.35	0.43	0.37	0.38	0.41

Operating costs	0.42	0.41	0.42	0.46	0.40	0.36	0.43	0.36	0.31	0.34	0.30

	4.25	4.39	4.67	4.39	3.50	4.35	3.67	4.74	4.72	4.24	3.74

Other

Oil ($/bbl)

Sales price	80.37	91.98	81.03	78.45	69.41	71.65	66.78	72.46	78.60	70.43	65.40

Royalties	26.54	34.15	25.52	24.68	21.25	22.41	23.93	23.58	23.03	20.08	19.41

Transportation	1.01	0.91	0.92	1.00	1.21	0.94	1.09	0.86	0.84	0.93	1.00

Operating costs	5.03	3.06	8.27	4.69	4.66	4.99	7.44	4.32	5.35	3.44	3.89

	47.79	53.86	46.32	48.08	42.29	43.31	34.32	43.70	49.38	45.98	41.10

Total Company

Oil and liquids ($/bbl)

Sales price	75.00	85.82	75.91	73.32	65.46	69.82	64.48	73.27	74.39	67.85	62.78

Hedging	(0.24)	0.74	(0.11)	(0.47)	(1.07)	0.21	0.05	0.36	0.37	0.09	0.85

Royalties	11.82	14.24	11.51	10.98	10.63	10.97	9.18	12.17	13.57	9.39	8.64

Transportation	1.22	1.12	1.32	1.18	1.28	1.07	1.14	1.15	1.01	1.01	0.86

Operating costs	17.52	18.15	18.31	17.18	16.50	14.11	14.91	14.49	15.74	11.71	11.81

	44.68	51.57	44.88	44.45	38.12	43.46	39.20	45.10	43.70	45.65	40.62

Natural gas ($/mcf)

Sales price	6.99	6.81	6.30	7.53	7.35	7.20	6.72	6.65	6.94	8.52	8.30

Hedging	(0.18)	(0.17)	(0.28)	(0.09)	(0.18)	(0.17)	(0.19)	(0.20)	(0.19)	(0.10)	–

Royalties	1.39	1.38	1.25	1.47	1.45	1.33	1.11	1.13	1.36	1.73	1.71

Transportation	0.26	0.24	0.28	0.25	0.26	0.25	0.24	0.26	0.22	0.30	0.27

Operating costs	1.00	0.98	1.00	0.99	1.03	0.87	0.89	0.86	0.90	0.84	0.76

	4.52	4.38	4.05	4.91	4.79	4.92	4.67	4.60	4.65	5.75	5.56

1
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy 2007 Annual Financial Report 73

Net Production – After Royalties

Information on Net Production and Product Netbacks in US$ is provided for US readers.

	2007	2006	2005	2004	2003

Oil and liquids (bbls/d)

North America	34,298	39,382	42,613	43,303	45,035

UK	100,964	101,682	105,582	114,906	110,580

Scandinavia	30,474	32,327	25,676	5,862	2,711

Southeast Asia	23,774	29,211	21,406	20,884	14,853

Other	13,832	14,816	17,994	8,338	10,348

Total oil and liquids	203,342	217,418	213,271	193,293	183,527

Natural gas (mmcf/d)

North America	721	744	733	715	678

UK	83	119	103	102	102

Scandinavia	14	14	9	3	1

Southeast Asia	199	214	198	194	110

Total natural gas	1,017	1,091	1,043	1,014	891

Total conventional (mboe/d)	373	399	387	362	332

Synthetic oil (Canada) (mboe/d)	–	3.0	2.6	2.9	2.5

Total (mboe)	373	402	390	365	335

Product Netbacks – After Royalties1,2

Net of Royalties – US$	2007	2006	2005

North America

Oil and liquids (bbl)

Sales price	55.75	50.06	43.55

Hedging (gain) loss	(1.96)	–	4.16

Transportation	0.51	0.64	0.52

Operating costs	11.80	9.57	7.54

	45.40	39.85	31.33

Natural gas (mcf)

Sales price	6.40	6.27	7.51

Hedging gain	(0.30)	(0.28)	–

Transportation	0.21	0.20	0.20

Operating costs	1.35	1.15	0.93

	5.14	5.20	6.38

UK

Oil and liquids (bbl)

Sales price	72.06	63.48	53.10

Hedging (gain) loss	0.22	0.47	(0.02)

Transportation	1.47	1.35	1.01

Operating costs	23.76	17.66	13.99

	46.61	44.00	38.12

Natural gas (mcf)

Sales price	6.70	7.47	6.06

Transportation	0.37	0.31	0.37

Operating costs	1.12	0.66	0.82

	5.21	6.50	4.87

74 Talisman Energy 2007 Annual Financial Report

Product Netbacks – After Royalties1,2 (continued)

Net of Royalties – US$	2007	2006	2005

Scandinavia

Oil and liquids (bbl)

Sales price	73.60	64.94	56.41

Transportation	2.37	1.59	0.93

Operating costs	23.96	19.86	15.78

	47.27	43.49	39.70

Natural gas (mcf)

Sales price	4.50	4.34	3.57

Transportation	1.15	0.97	1.21

	3.35	3.37	2.36

Southeast Asia

Oil and liquids (bbl)

Sales price	76.61	65.84	57.24

Transportation	0.70	0.42	0.12

Operating costs	13.25	10.33	6.18

	62.66	55.09	50.94

Natural gas (mcf)

Sales price	6.91	6.13	5.29

Transportation	0.53	0.46	0.49

Operating costs	0.57	0.44	0.35

	5.81	5.23	4.45

Other

Oil (bbl)

Sales price	75.75	62.94	54.10

Transportation	1.40	1.20	1.17

Operating costs	7.01	6.37	4.58

	67.34	55.37	48.35

Total Company

Oil and liquids (bbl)

Sales price	70.47	61.50	52.07

Hedging (gain) loss	(0.22)	0.22	0.82

Transportation	1.35	1.12	0.83

Operating costs	19.41	14.77	11.36

	49.93	45.39	39.06

Natural gas (mcf)

Sales price	6.52	6.33	6.89

Hedging gain	(0.21)	(0.19)	–

Transportation	0.30	0.27	0.28

Operating costs	1.16	0.94	0.80

	5.27	5.31	5.81

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.
2
Unit operating costs include pipeline costs for the UK. Prior years have been restated accordingly. Netbacks do not include synthetic oil.

Talisman Energy 2007 Annual Financial Report 75

Historical Gross Proved Reserves1

	2007	2006	2005	2004	2003

Oil and liquids (mmbbls)

Opening balance	766.5	736.1	617.7	579.2	716.9

Discoveries, additions and extensions	29.3	80.0	77.7	74.0	53.3

Dispositions and acquisitions	(16.9)	10.6	97.1	29.7	(139.0)

Net revisions and transfers	58.2	34.0	33.8	17.3	26.3

Production	(87.8)	(94.2)	(90.2)	(82.5)	(78.3)

Closing balance	749.3	766.5	736.1	617.7	579.2

Natural gas (bcf)

Opening balance	5,402.9	5,416.6	5,223.2	4,695.5	4,607.3

Discoveries, additions and extensions	475.7	564.1	514.1	1,251.8	459.5

Dispositions and acquisitions	40.5	(61.0)	117.2	(50.3)	107.2

Net revisions and transfers	0.2	(33.8)	38.0	(212.1)	(80.1)

Production	(455.1)	(483.0)	(475.9)	(461.7)	(398.4)

Closing balance	5,464.2	5,402.9	5,416.6	5,223.2	4,695.5

boe (mmboe)[2]

Opening balance	1,667.0	1,638.8	1,488.3	1,361.9	1,484.7

Discoveries, additions and extensions	108.5	174.1	163.3	282.6	129.8

Dispositions and acquisitions	(10.1)	0.4	116.7	21.4	(121.1)

Net revisions and transfers	58.1	28.4	40.1	(18.2)	13.2

Production	(163.7)	(174.7)	(169.6)	(159.4)	(144.7)

Closing balance (gross)	1,659.8	1,667.0	1,638.8	1,488.3	1,361.9

1
See oil and gas advisory on page 27.
2
Six mcf of natural gas equals one boe.

Probable Reserves1

	North America	UK	Scandinavia	Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Probable reserves at December 31, 2006	64.8	269.0	74.8	82.0	53.4	544.0

Discoveries, additions and extensions	3.5	4.2	2.7	39.1	7.3	56.8

Dispositions and acquisitions	(6.1)	(6.6)	–	0.8	–	(11.9)

Net revisions and transfers	(6.1)	(38.9)	(9.1)	(12.7)	(9.1)	(75.9)

Probable reserves at December 31, 2007	56.1	227.7	68.4	109.2	51.6	513.0

Natural gas (bcf)

Probable reserves at December 31, 2006	1,314.1	191.5	68.8	1,003.8	71.8	2,650.0

Discoveries, additions and extensions	252.4	107.4	22.7	(94.8)	6.6	294.3

Dispositions and acquisitions	(64.9)	(49.8)	–	175.3	–	60.6

Net revisions and transfers	(208.7)	(19.2)	(11.4)	(16.8)	2.7	(253.4)

Probable reserves at December 31, 2007	1,292.9	229.9	80.1	1,067.5	81.1	2,751.5

boe (mmboe)[2]

Probable reserves at December 31, 2006	283.9	301.0	86.2	249.3	65.4	985.8

Discoveries, additions and extensions	45.6	22.1	6.5	23.3	8.4	105.9

Dispositions and acquisitions	(16.9)	(14.9)	–	30.0	–	(1.8)

Net revisions and transfers	(41.0)	(42.1)	(10.9)	(15.5)	(8.6)	(118.1)

Probable reserves at December 31, 2007	271.6	266.1	81.8	287.1	65.2	971.8

1
Gross probable reserves, excluding sulphur and synthetic oil. See oil and gas advisory on page 27.
2
Six mcf of natural gas equals one boe.

76 Talisman Energy 2007 Annual Financial Report

Continuity of Gross Proved Reserves1

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2004	183.0	287.9	9.1	89.1	48.6	617.7

Discoveries, additions and extensions	12.6	41.9	2.0	12.7	8.5	77.7

Purchase of reserves	0.2	32.8	42.1	22.1	0.8	98.0

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(2.8)	32.5	1.8	(1.3)	3.6	33.8

2005 Production	(19.6)	(39.1)	(9.3)	(12.9)	(9.3)	(90.2)

Proved reserves at December 31, 2005	173.4	356.0	44.8	109.7	52.2	736.1

Discoveries, additions, and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)

Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9

2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)

Proved reserves at December 31, 2006	166.6	380.8	61.9	98.3	58.9	766.5

Discoveries, additions and extensions	7.2	6.4	11.2	2.7	1.8	29.3

Purchase of reserves	–	–	–	1.1	–	1.1

Sale of reserves	(13.4)	(4.6)	–	–	–	(18.0)

Net revisions and transfers	8.2	41.8	5.4	3.2	(0.4)	58.2

2007 Production	(15.8)	(37.2)	(11.2)	(16.1)	(7.5)	(87.8)

Proved reserves at December 31, 2007	152.8	387.2	67.3	89.2	52.8	749.3

Proved developed

December 31, 2004	171.0	249.3	4.7	39.9	38.9	503.8

December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7

December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3

December 31, 2007	146.2	344.5	25.6	59.5	48.2	624.0

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2004	2,635.4	178.9	9.0	2,183.4	216.5	5,223.2

Discoveries, additions and extensions	361.0	23.7	0.3	129.1	–	514.1

Purchase of reserves	16.8	56.9	4.4	38.9	1.4	118.4

Sale of reserves	(1.2)	–	–	–	–	(1.2)

Net revisions and transfers	28.6	16.3	(2.2)	(3.4)	(1.3)	38.0

2005 Production	(333.8)	(35.2)	(3.3)	(103.6)	–	(475.9)

Proved reserves at December 31, 2005	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6

Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1

Purchase of reserves	3.7	–	–	–	–	3.7

Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)

Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)

2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)

Proved reserves at December 31, 2006	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9

Discoveries, additions and extensions	356.8	4.3	9.8	114.9	(10.1)	475.7

Purchase of reserves	4.6	–	–	247.2	–	251.8

Sale of reserves	(154.5)	(56.8)	–	–	–	(211.3)

Net revisions and transfers	(0.2)	(4.8)	(2.1)	2.9	4.4	0.2

2007 Production	(319.6)	(25.3)	(5.1)	(104.9)	(0.2)	(455.1)

Proved reserves at December 31, 2007	2,692.2	100.2	78.9	2,368.9	224.0	5,464.2

Proved developed

December 31, 2004	2,207.3	158.6	2.0	858.2	–	3,226.1

December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3

December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

December 31, 2007	2,237.0	86.7	7.0	1,255.8	1.1	3,587.6

1
For definitions of reserves, see the note found on page 27 of this Annual Financial Report.
2
North American gross proved reserves exclude synthetic crude oil reserves: 2005 – 40.2 mmbbls; 2006 – 38.9 mmbbls and 2007 – 0 mmbbls (asset sold).

Talisman Energy 2007 Annual Financial Report 77

Detailed Property Reviews

2007 Landholdings

Year ended December 31, 2007 (thousand acres)	Developed		Undeveloped		Total

	Gross	Net	Gross	Net	Gross	Net

North America

Canada	2,922.0	1,663.0	11,482.4	7,154.9	14,404.4	8,817.9

United States	50.2	43.2	3,321.3	2,404.2	3,371.5	2,447.4

Total North America	2,972.2	1,706.2	14,803.7	9,559.1	17,775.9	11,265.3

UK

UK	296.9	198.9	1,754.8	922.6	2,051.7	1,121.5

Netherlands	217.1	26.4	–	–	217.1	26.4

Total UK	514.0	225.3	1,754.8	922.6	2,268.8	1,147.9

Scandinavia

Norway	132.0	67.2	4,067.0	1,745.9	4,199.0	1,813.1

Denmark	10.4	3.1	130.2	36.8	140.6	39.9

Total Scandinavia	142.4	70.3	4,197.2	1,782.7	4,339.6	1,853.0

Southeast Asia

Indonesia	654.5	112.3	7,776.7	1,802.3	8,431.2	1,914.6

Malaysia	270.3	119.0	2,587.2	1,499.6	2,857.5	1,618.6

Vietnam	–	–	888.2	476.4	888.2	476.4

Papua New Guinea	9.2	3.6	488.9	140.9	498.1	144.5

Australia	–	–	858.2	325.1	858.2	325.1

Total Southeast Asia	934.0	234.9	12,599.2	4,244.3	13,533.2	4,479.2

Other

North Africa	199.9	34.6	804.7	79.4	1,004.6	114.0

Trinidad and Tobago	23.5	5.9	233.3	117.8	256.8	123.7

Other[1]	–	–	10,454.8	5,801.5	10,454.8	5,801.5

Total Other	223.4	40.5	11,492.8	5,998.7	11,716.2	6,039.2

Total International	1,813.8	571.0	30,044.0	12,948.3	31,857.8	13,519.3

Total Worldwide	4,786.0	2,277.2	44,847.7	22,507.4	49,633.7	24,784.6

1
Includes Colombia, Peru and Qatar.

78 Talisman Energy 2007 Annual Financial Report

2007 Drilling

		Exploration				Development				Total
Year Ended December 31, 2007		Oil[1]	Gas[1]	Dry[2]	Total	Oil	Gas	Dry	Total	Oil	Gas	Dry	Total

North America

Canada	Gross	4	85	4	93	122	178	2	302	126	263	6	395

	Net	1.5	60.1	2.8	64.4	51.0	132.6	0.6	184.2	52.5	192.7	3.4	248.6

United States	Gross	2	25	1	28	–	–	–	–	2	25	1	28

	Net	1.5	18.1	0.6	20.2	–	–	–	–	1.5	18.1	0.6	20.2

UK

UK	Gross	3	–	3	6	16	1	2	19	19	1	5	25

	Net	2.1	–	1.9	4.0	8.8	0.2	0.6	9.6	10.9	0.2	2.5	13.6

Netherlands	Gross	–	1	1	2	–	–	–	–	–	1	1	2

	Net	–	0.1	0.2	0.3	–	–	–	–	–	0.1	0.2	0.3

Scandinavia

Norway	Gross	2	1	3	6	5	2	1	8	7	3	4	14

	Net	0.2	0.7	1.2	2.1	2.2	1.4	0.6	4.2	2.4	2.1	1.8	6.3

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	–	–	3	3	24	2	–	26	24	2	3	29

	Net	–	–	0.2	0.2	4.8	0.4	–	5.2	4.8	0.4	0.2	5.4

Malaysia	Gross	1	–	3	4	7	3	1	11	8	3	4	15

	Net	0.4	–	2.0	2.4	2.2	1.2	0.4	3.8	2.6	1.2	2.4	6.2

Vietnam	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	1.0	–	–	1.0	–	–	–	–	1.0	–	–	1.0

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa	Gross	4	–	1	5	7	–	–	7	11	–	1	12

	Net	0.3	–	0.1	0.4	0.5	–	–	0.5	0.8	–	0.1	0.9

Trinidad and Tobago	Gross	1	–	4	5	2	1	–	3	3	1	4	8

	Net	0.3	–	2.7	3.0	0.5	0.3	–	0.8	0.8	0.3	2.7	3.8

Total	Gross	18	112	23	153	183	187	6	376	201	299	29	529

	Net	7.3	79.0	11.7	98.0	70.0	136.1	2.2	208.3	77.3	215.1	13.9	306.3

1
A productive oil or gas well is an exploratory or development well that is not a dry well.
2
A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Five Year Drilling Results

	2007	2006	2005	2004	2003		2007	2006	2005	2004	2003

North America						International

Total oil wells	128	194	171	137	204	Total oil wells	73	65	51	57	51

Total gas wells	288	496	495	444	378	Total gas wells	11	18	5	3	18

Drilling success (%)	98	98	97	94	93	Drilling success (%)	79	84	81	77	90

Talisman Energy 2007 Annual Financial Report 79

Investor Information

Common Shares

Transfer agent
Computershare Investor Services Inc.
Calgary, Toronto, Montreal, Vancouver

Co-transfer agent
Computershare Trust Company N.A.

Authorized
Unlimited number of common shares

Issued
1,018,590,255 common shares at December 31, 2007

Stock Exchange Listings

Common shares
Symbol:    TLM
Canada:    Toronto Stock Exchange
United States:    New York Stock Exchange

Public Debt

Trustee
Computershare Trust Company of Canada
7.25% (US$) unsecured debentures
8.06% unsecured medium term notes
4.44% unsecured medium term notes

Trustee
JP Morgan Chase, London Branch
6.625% (UK£) unsecured notes

Trustee
Bank of Nova Scotia Trust Company of New York
5.125% (US$) unsecured notes
5.75% (US$) unsecured notes
5.85% (US$) unsecured notes
6.25% (US$) unsecured notes

Talisman is currently rated as
DBRS – BBB (high) (Stable)
Moody's – Baa2
S&P – BBB+ (negative outlook)

Private Debt

6.89% (US$) unsecured notes, Series B
6.68% (US$) unsecured notes

Dividends

In 2007, the Company paid dividends on Talisman's common shares totaling $0.175 per share. The dividends were paid on June 29 and December 31, 2007. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Over the last three-year period, Talisman paid the following semi-annual dividends on its common shares:

Date	Rate per common share

June 30, 2005	$0.057
December 30, 2005	$0.057
June 30, 2006	$0.075
December 29, 2006	$0.075
June 29, 2007	$0.0875
December 31, 2007	$0.0875

Annual and Special Meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, April 30, 2008 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

80 Talisman Energy 2007 Annual Financial Report

Directors and Executives

Board of Directors

Douglas D. Baldwin2,3,4,6
Alberta, Canada
Chairman, Talisman Energy Inc.

William R. P. Dalton1,5
Arizona, United States

Kevin S. Dunne3,5,6
British Virgin Islands

John A. Manzoni2
Alberta, Canada

Lawrence G. Tapp4
British Columbia, Canada

Stella M. Thompson2,4,5
Alberta, Canada

John D. Watson1,5
Alberta, Canada

Robert G. Welty1,3
Alberta, Canada

Charles R. Williamson3,4
California, United States

Charles W. Wilson1,2,6
Colorado, United States

Executives

John A. Manzoni
President and Chief Executive Officer

A. Paul Blakeley
Executive Vice-President, International Operations (East)

Philip D. Dolan
Vice-President, Finance and Chief Financial Officer

Ronald J. Eckhardt
Executive Vice-President, North American Operations

T. Nigel D. Hares
Executive Vice-President, International Operations (West)

Robert M. Redgate
Executive Vice-President, Corporate Services

M. Jacqueline Sheppard
Executive Vice-President, Corporate and Legal,
and Corporate Secretary

John 't Hart
Executive Vice-President, Exploration

1  Member of Audit Committee
2  Member of Executive Committee
3  Member of Governance and Nominating Committee
4  Member of Management Succession and Compensation Committee
5  Member of Pension Funds Committee
6  Member of Reserves Committee

Talisman Energy 2007 Annual Financial Report 81

Corporate Information

Executive Office

Talisman Energy Inc. 3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234 Facsimile: (403) 237-1902
 www.talisman-energy.com
E-mail: tlm@talisman-energy.com

Select Field Offices

Talisman Energy (UK) Limited Talisman House, 163 Holburn Street,
Aberdeen, Scotland, United Kingdom AB10 6BZ
Telephone: 44 (1224) 352-500 Facsimile: 44 (1224) 354-300

Talisman Energy Norge A.S. Verven 4, 4 Etasje, Norway,
Telephone: 47 (5200) 2000 Facsimile: 47 (5200) 1500

Goal Petroleum (Netherlands) B.V. Atrium Bldg c/o Regus Centre,
Strawinskylaan 3159, Amsterdam, The Netherlands 1077ZX
Telephone: 31 (20) 540-8840 Facsimile: 31 (20) 540-8854

Talisman Energy (Qatar) Inc. Box 22630, Suite 2-1,
Al Jaber Tower, Museum Street, Doha, Qatar
Telephone: (974) 435-1815 Facsimile: (974) 435-0980

Talisman (Asia) Ltd. Beltway Office Park Tower A, 8th Floor
Jl. TB. Simatupang No. 41 - Cilandak, Jakarta 12550, Indonesia
Telephone: 62 (21) 782-1001 Facsimile: 62 (21) 782-2002

Talisman Malaysia Limited Level 31, Menara Citibank,
165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Telephone: (603) 2055-2888 Facsimile: (603) 2162-6972

Talisman Oil and Gas (Australia) Pty Limited Level 18 Central Park
152-158 St. Georges Terrace, Perth, WA 6000 Australia
Telephone: 61 (8) 9288-4504 Facsimile: 61 (8) 9288-4447

Talisman Vietnam Limited Landmark Building, Unit 703,
5B Ton Duc Thang St, Dist. 3, Ho Chi Minh City, Vietnam
Telephone: (848) 823-8232 Facsimile: (848) 823-8237

Fortuna Energy Inc. 203 Colonial Drive, Suite 101,
Horseheads, New York USA 14845
Telephone: (607) 795-1040 Facsimile: (607) 795-1041

FEX L.P., 3601 C Street, Suite 370,
Anchorage, Alaska USA 33503
Telephone: (907) 644-4429 Facsimile: (907) 644-4892

Talisman (Trinidad) Petroleum Ltd., 29 Long Circular Road
St. James, Port of Spain, Trinidad, West Indies
Telephone: (868) 625-1515 Facsimile: (868) 624-7999

Talisman Petrolera del Peru LLC, Sucursal del Peru
Av. Victor A. Belaunde 147, Via Principal 155,
Edificio Real Tres Piso No. 6, Oficina 602
Centro Empresarial Real, Lima 27
Telephone: (511) 616-4000 Facsimile: (511) 616-4001

Investor Relations Contacts

M. Jacqueline Sheppard
Executive Vice-President, Corporate and Legal,
and Corporate Secretary
(403) 237-1183

David W. Mann
Senior Manager, Corporate and
Investor Communications
(403) 237-1196

Christopher LeGallais
Senior Manager, Investor Relations
(403) 237-1957

82 Talisman Energy 2007 Annual Financial Report

Market Information

		2007		2006		2005

Common Shares		TSX	NYSE	TSX	NYSE	TSX	NYSE

		(C$)	(US$)	(C$)	(US$)	(C$)	(US$)
Share price ($)	High	22.67	22.08	24.84	21.62	20.83	18.08

	Low	16.90	15.04	16.12	14.21	10.50	8.36

	Close	18.39	18.52	19.80	16.99	20.53	17.63

Shares traded (millions)	First quarter	348.6	217.8	304.9	247.4	298.2	107.7

	Second quarter	260.9	168.0	291.4	211.9	270.6	118.2

	Third quarter	273.0	204.3	300.7	146.9	278.1	125.7

	Fourth quarter	194.5	181.7	290.6	174.1	300.3	153.6

	Year	1,077.0	771.8	1,187.6	780.6	1,147.2	505.2

Year-end shares outstanding (millions)		1,019		1,064		1,099

Weighted average shares outstanding (millions)		1,032		1,092		1,104

Year-end stock options outstanding (millions)		63.6		63.9		64.5

Talisman Energy 2007 Annual Financial Report 83

Advisories

Non-GAAP Financial Measures

Included in this Annual Financial Report are references to financial measures commonly used in the oil and gas industry such as cash flow. This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. Cash flow, as commonly used in the oil and gas industry, represents net income before explorations costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and against peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Years Ended December 31 ($ millions, except per share amount)	2007	2006	2005

Cash provided by operating activities	4,070	4,374	4,871

Changes in non-cash working capital	257	374	(199)

Cash flow	4,327	4,748	4,672

Per share	4.19	4.35	4.23

Reserves Data and Other Oil and Gas Information

Please see the advisory in the MD&A on page 27 of this Annual Financial Report.

84 Talisman Energy 2007 Annual Financial Report

Abbreviations and Definitions

bbl bbls bbls/d bcf boe boe/d C$ DBRS FPSO GJ LIBOR LNG mboe mcf mcf/d mmbbls mmbbls/d mmboe mmbtu mmcf mmcf/d Moody's NYMEX NYSE OPEC PRT PSC S&P tcf TSX UK UK£ US US$ WTI

barrel
barrels
barrels per day
billion cubic feet
barrels of oil equivalent
barrels of oil equivalent per day
Canadian dollars
Dominion Bond Rating Service
Floating Production, Storage and Offloading Vessel
gigajoule
London Interbank Offered Rate
Liquified Natural Gas
thousand barrels of oil equivalent
thousand cubic feet
thousand cubic feet per day
million barrels
million barrels per day
million barrels of oil equivalent
million British thermal units
million cubic feet
million cubic feet per day
Moody's Investors Service
New York Mercantile Exchange
New York Stock Exchange
Organization of Petroleum Exporting Countries
Petroleum Revenue Tax
Production Sharing Contract
Standard & Poor's Corp.
trillion cubic feet
Toronto Stock Exchange
United Kingdom
Pound sterling
United States of America
United States dollar
West Texas Intermediate

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and Equivalency Factors
		Imperial		Metric

		1 ton	=	0.907 tonnes
		1 acre	=	0.40 hectares
		1 barrel	=	0.159 cubic metres
		1 cubic foot	=	0.0282 cubic metres

Talisman Energy 2007 Annual Financial Report 85

Talisman has produced a separate Annual Report Summary and Corporate Responsibility Report. These reports are available by contacting the Company and can also be viewed on its website.

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Talisman Energy
3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
E-mail: tlm@talisman-energy.com
Website: **www.talisman-energy.com**

TALISMAN
ENERGY

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  Exhibit 99.3